   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 2000

                                                      REGISTRATION NO. 333-48766
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                            M-TRON INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                         ------------------------------

                 DELAWARE                                      3679                                     46-0457994
       (STATE OR OTHER JURISDICTION                (PRIMARY STANDARD INDUSTRIAL                      (I.R.S. EMPLOYER
            OF INCORPORATION)                      CLASSIFICATION CODE NUMBER)                     IDENTIFICATION NO.)

                           --------------------------

                             100 S. DOUGLAS STREET
                                  P.O. BOX 630
                          YANKTON, SOUTH DAKOTA 57078
                                 (800) 762-8800
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                         ------------------------------

                               ROBERT R. ZYLSTRA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            M-TRON INDUSTRIES, INC.
                             100 S. DOUGLAS STREET
                                  P.O. BOX 630
                          YANKTON, SOUTH DAKOTA 57078
                                 (800) 762-8800
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                         ------------------------------

                                   COPIES TO:
                            HAROLD B. FINN III, ESQ.
                           CHRLES J. DOWNEY III, ESQ.
                            FINN DIXON & HERLING LLP
                              ONE LANDMARK SQUARE
                            STAMFORD, CT 06901-2689
                                 (203) 325-5000
                               (203) 348-5777 FAX
                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis, pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /
--------

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: / /
--------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
--------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
--------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

              TITLE OF EACH CLASS OF                   AMOUNT TO        PROPOSED MAXIMUM          PROPOSED MAXIMUM
            SECURITIES TO BE REGISTERED              BE REGISTERED   OFFERING PRICE PER UNIT  AGGREGATE OFFERING PRICE
Rights to purchase shares of Class A Common Stock      1,510,185             --(1)                      --
Class A Common Stock                                  1,006,790(3)           $5.00                  $5,033,950

              TITLE OF EACH CLASS OF                       AMOUNT OF
            SECURITIES TO BE REGISTERED                 REGISTRATION FEE
Rights to purchase shares of Class A Common Stock            $0(2)
Class A Common Stock                                         $1,329

(1) M-tron Industries, Inc. is granting, at no cost, transferable subscription rights to subscribe for and purchase shares of Class A common stock of M-tron Industries, Inc.
(2) Pursuant to Rule 457(g) under the Securities Act of 1933, as amended, no separate registration fee is required for the rights since they are being registered in the same registration statement as the common stock of M-tron Industries, Inc. underlying the rights.
(3) Represents shares of Class A common stock of M-tron Industries, Inc. issuable upon exercise of the rights being registered.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL
THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS
IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED DECEMBER   , 2000

PROSPECTUS

                          SUBSCRIPTION RIGHTS TO PURCHASE
                                     M-TRON
                              CLASS A COMMON STOCK

                            ------------------------

    We are distributing, at no cost, transferable rights to purchase our Class A common stock at a price of $5.00 per share.

    - These rights are being distributed, on a pro rata basis, to the persons who own shares of common stock of Lynch Corporation, our parent company,
      on the record date of             2000.

    - We will issue up to 1,006,790 shares of our Class A common stock in the offering.

    - You may purchase one share of our Class A common stock for every 1.5 rights that you own. You will not have the right to purchase any fractional shares.

    - You will be able to exercise your rights only during a limited period. If you do not exercise your rights before 5:00 p.m., Eastern Standard Time,
      on             , 2000, your rights will expire. We may decide to extend
      the rights offering, in our discretion, for up to   calendar days.

    - If you timely exercise all of your subscription rights, you will be entitled to exercise over-subscription privileges to purchase additional shares of our Class A common stock at the same subscription price.

    - Our offering is not conditioned on the sale of a minimum number of shares.

    No public market currently exists for our common stock. We intend to apply to qualify our Class A common stock on the American Stock Exchange; however, there can be no assurance that we will sell enough shares in this offering to satisfy the listing requirements of that exchange. We have outstanding two classes of common stock. The holders of our Class A common stock are entitled to one vote for each share, and the holders of our Class B common stock are entitled to five votes for each share. The rights of the holders of our common stock are substantially the same in all other respects.

                            ------------------------

    INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS"
BEGINNING ON PAGE   .

                             ---------------------

                                                              PER SHARE     TOTAL
                                                              ---------   ----------
Subscription Price..........................................    $5.00     $5,033,950
Proceeds, after estimated expenses, to us...................    $         $

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                            ------------------------

               The date of this prospectus is             , 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      2
Risk Factors................................................      5
Forward-Looking Statements..................................     13
The Offering................................................     13
Our Separation from Lynch...................................     23
Use of Proceeds.............................................     24
Dividend Policy.............................................     24
Capitalization..............................................     25
Dilution....................................................     26
Selected Combined Financial Information.....................     27
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     28
Our Business................................................     37
Management..................................................     46
Principal Stockholders......................................     52
Certain Transactions........................................     53
Arrangements Between Us and Lynch...........................     54
Description of Capital Stock................................     56
Shares Eligible for Future Sale.............................     59
Federal Income Tax Consequences.............................     60
Legal Matters...............................................     61
Experts.....................................................     62
Additional Information......................................     62
Index to Combined Financial Statements and Financial
  Statement Schedule........................................    F-1

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

    We are the successor to a South Dakota corporation that transferred all of its assets and liabilities to us, other than its investment in another corporation that is engaged in a different line of business than ours, in connection with a reorganization of some of the subsidiaries and affiliates of our parent, Lynch Corporation. All references to us in this prospectus mean either us or, as appropriate, our predecessor. All references to "Lynch" in this prospectus refer to Lynch Corporation and its subsidiaries and affiliates unless the context otherwise requires. We use the following trademark in this prospectus: M-tron. All other trademarks, servicemarks or tradenames referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION, FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, THE INFORMATION IN THE PROSPECTUS ASSUMES THAT ANY OUTSTANDING OPTIONS TO PURCHASE SHARES OF COMMON STOCK HAVE NOT BEEN EXERCISED.

                                  OUR COMPANY

    We are a leading designer, manufacturer and marketer of custom designed electronic components that are used to control the frequency or timing of electronic signals in communications equipment and to provide timing references for equipment used by the communications industry. Our products, which are commonly called frequency control devices, crystals or oscillators, are incorporated into, among other things, telecommunications infrastructure equipment such as cellular base stations, microwave radios, transceivers and telephone network switches, as well as computer network switches and ethernet and fiber optic systems.

    We sell our products to communications original equipment manufacturers, contract manufacturers and distributors. Original equipment manufacturers who incorporate our products in their equipment include: ADC Telecommunications; Adtran, Inc.; Cirrus Logic Incorporated; Cisco Systems Incorporated; Telefonaktiebolaget LM Ericsson; Lucent Technologies; Marconi Incorporated; Newbridge Networks Corporation, a subsidiary of Alcatel; Nortel Networks Corporation and Paradyne Corporation. Our contract manufacturer customers include: Celestica Incorporated; Flextronics International Limited; Jabil Circuit Incorporated; SCI Systems Incorporated and Solectron Corporation. Our distributor customers include: All American Semiconductor Incorporated; Arrow Electronics Incorporated; Avnet Incorporated and Pioneer Standard Electronics Incorporated.

    In addition, we sell frequency control devices that are used outside the communications industry. We expect this portion of our business to decline over time, as a percentage of our total business, as we increase our emphasis on the growing communications equipment market.

    We are a Delaware Corporation. Our principal executive offices are located at 100 South Douglas Street, Yankton, South Dakota 57078 and our telephone number is (800) 762-8800. Our World Wide Web site is www.mtron.com. The information in the Web site is not incorporated into, and is not intended to be a part of, this prospectus.

                          OUR RELATIONSHIP WITH LYNCH

    We are currently an indirect wholly-owned subsidiary of Lynch. After the completion of this offering, and assuming that all subscription rights are exercised, Lynch will own 100% of the outstanding shares of our Class B common stock representing 97% of the voting power of our capital stock.

    Lynch has advised us that it may consider various alternatives with respect to its ownership of our Class B common stock, including a possible distribution of such Class B common stock to its own stockholders. Any shares of Class B common stock that are distributed by Lynch to the holders of its common stock will convert into an equal number of shares of Class A common stock, which has one vote per share, five years after the date of such distribution unless Lynch, in its sole discretion, accelerates the date of such conversion. Any shares of Class B common stock that are transferred by Lynch to an unaffiliated person will convert into an equal number of shares of Class A common stock having one vote per share immediately upon the transfer of such shares to such person.

    As described in more detail under "Our Separation From Lynch," we are the successor to a South Dakota corporation that transferred all of its assets and liabilities to us, other than its investment in another corporation that is engaged in a different line of business than ours, in connection with a reorganization of some of the subsidiaries and affiliates of Lynch. The agreements regarding our separation from Lynch are described more fully in the sections entitled "Our Separation From Lynch" and "Arrangements Between Us and Lynch" included elsewhere in this prospectus. See "Risk Factors--Risks Related To Our Relationship With Lynch."

                                  THE OFFERING

Description of the rights offering.....  We are distributing the rights in this offering to Lynch stockholders. Each holder of shares of Lynch common stock
                                         on the record date of           , 2000 will receive one
                                         right for every share of Lynch common stock owned on that
                                         date.

Description of rights..................  The holders of rights have a basic subscription privilege which entitles the holder to purchase one share of our
                                         Class A common stock for every 1.5 rights held, as well as an over-subscription privilege to purchase additional
                                         shares of our Class A common stock that are not purchased
                                         by other stockholders. You are entitled to exercise your
                                         over-subscription privilege only if you exercise your
                                         basic subscription privilege in full. We are offering up
                                         to 1,006,790 shares. We will not issue fractional shares.

Subscription price.....................  The subscription price for our Class A common stock is
                                         $5.00 per share.

Exercise period........................  The rights will only be exercisable, in whole or in part,
                                         from the period beginning on           , 2000 and ending
                                         on           , 2000, at 5:00 p.m., Eastern Standard Time,
                                         unless extended by us in our sole discretion. In no event
                                         will we extend the exercise period beyond 5:00 p.m.,
                                         Eastern Standard Time,           , 2000. Once rights are
                                         exercised, you may not revoke the exercise or request a
                                         refund of monies paid.

How rights will be evidenced...........  Each rights holder will receive a subscription certificate representing such holder's rights.

Transferability of rights..............  The rights are transferable, but we do not know if a formal trading market will develop since we do not
                                         anticipate that the rights will be listed for trading on
                                         any exchange.

Common stock outstanding after the       1,006,790 shares of Class A common stock, assuming that
  offering.............................  all subscription rights are exercised, and 6,500,000 shares of Class B common stock.

Voting rights of common stock..........  One vote per share of Class A common stock; five votes per share of Class B common stock. After the offering, and
                                         assuming that all subscription rights are exercised, the
                                         outstanding Class B common stock that is owned by Lynch
                                         will constitute 97% of the voting power of our capital
                                         stock.

Use of proceeds........................  For payment of a demand promissory note in the principal amount of $1,500,000 that we distributed to Lynch as a
                                         dividend shortly before this offering as well as general
                                         corporate purposes, including capital expenditures,
                                         satisfaction of other existing indebtedness, increasing
                                         working capital, research and development and potential
                                         acquisitions of complementary products, technologies or
                                         businesses. See "Use of Proceeds."

    Unless we specifically state otherwise, the information in this prospectus assumes that all subscription rights are exercised. The information that is set forth above excludes options under our 2000 Stock Option Plan to purchase shares of Class A common stock which we have granted effective upon the closing of the sale of our Class A common stock pursuant to this offering.

                        SUMMARY COMBINED FINANCIAL DATA
                                 (IN THOUSANDS)

    In the table below, we provide you with our summary combined financial data. We have prepared this information using our financial statements for the five years ended December 31, 1999 and the nine-month periods ended September 30, 1999 and 2000. The combined financial statements for the five years ended December 31, 1999 have been audited. The combined financial statements for the nine-month periods ended September 30, 1999 and 2000 have not been audited. The data should be read in conjunction with the financial statements, related notes and other combined financial information included herein.

                                                                                                NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                        ----------------------------------------------------   -------------------
                                          1995       1996       1997       1998       1999       1999       2000
                                        --------   --------   --------   --------   --------   --------   --------
COMBINED STATEMENT OF INCOME DATA:
  Net sales...........................  $20,118    $18,433    $22,828    $22,798    $26,467    $19,457    $29,383
  Gross profit........................    5,452      5,189      5,966      5,982      7,129      5,400      8,848
  Operating income....................    1,477      1,213      1,610      1,428      1,783      1,435      2,878
  Net income..........................      847        677      1,006        817      1,058        874      1,883
  Pro forma basic and diluted earnings
    per share(1)......................                                              $   .15               $   .27

COMBINED BALANCE SHEET DATA:
  Cash................................  $   158    $    36    $    81    $     3    $   125               $   225
  Working capital.....................    1,013      1,275      1,875      2,469      3,361                 3,454
  Total assets........................    7,375      6,389      8,858      8,898     10,940                15,443
  Demand note due to parent(2)........        0          0          0          0          0                 1,500
  Due to parent.......................        0          0          0          0        118                   118
  Long-term notes payable to related
    parties, less current portion.....      342         95          0          0        199                    99
  Net asset(2)........................    2,495      3,172      3,927      4,745      5,387                 5,770

------------------------

(1) See Note 13 to our Combined Financial Statements, contained in this Prospectus.

(2) Includes our obligation to pay Lynch $1.5 million with respect to a dividend which we declared shortly prior to this offering. Such dividend was paid in the form of a demand promissory note in the principal amount of $1.5 million. The effect of this dividend has been reflected retroactively in the combined financial statements as of and for the nine months ended September 30, 2000.

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE RISKS DESCRIBED BELOW BEFORE YOU DECIDE TO BUY OUR CLASS A COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN THAT CASE THE TRADING PRICE OF OUR CLASS A COMMON STOCK COULD FALL, AND YOU MAY LOSE ALL OR PART OF THE MONEY THAT YOU HAVE PAID TO BUY OUR CLASS A COMMON STOCK.

                         RISKS RELATED TO OUR BUSINESS

FREQUENCY CONTROL DEVICES ACCOUNT FOR NEARLY ALL OF OUR SALES; CONSEQUENTLY, CONTINUED MARKET ACCEPTANCE OF OUR FREQUENCY CONTROL DEVICES IS CRITICAL TO OUR SUCCESS.

    Virtually all of our net sales come from sales of our frequency control devices, which consist of packaged quartz crystals and oscillator modules. We expect that this product line will continue to account for substantially all of our net sales for the foreseeable future. Continued market acceptance of this product line is critical to our success. Any decline in demand for this product line or failure to achieve continued market acceptance of our frequency control devices may harm our business.

IF WE ARE UNABLE TO DEVELOP OR ACQUIRE SUCCESSFUL NEW PRODUCTS AND TECHNOLOGIES IN A TIMELY MANNER, OUR ABILITY TO GROW OUR BUSINESS MAY BE HARMED.

    Frequency control devices are subject to technological changes, particularly in devices that control higher frequencies. We believe that our future success will depend in part upon our ability to continue to enhance our existing product line and to develop or acquire successful new products in a timely manner. In particular, we need to enhance our ability to produce products that operate at higher frequencies and have longer product lives than our current products. We cannot assure you that our product development or acquisition efforts will be successful or that we will be able to respond effectively to technological change. If we are unsuccessful, our business may be negatively impacted.

IF WE ARE UNABLE TO INCREASE OUR MANUFACTURING CAPACITY, WE MAY BE UNABLE TO GROW OUR BUSINESS.

    We are currently producing our products at or near full capacity. Our ability to increase our manufacturing capacity is dependent upon our ability to obtain equipment, hire additional employees, reduce manufacturing cycle times and increase our utilization of our contract manufacturers. If we are unable to successfully increase our manufacturing capacity, including that of our contract manufacturers, we may be unable to grow our business.

WE RELY UPON TWO CONTRACT MANUFACTURERS FOR A SIGNIFICANT PORTION OF OUR FINISHED PRODUCTS, AND A DISRUPTION IN OUR RELATIONSHIPS WITH EITHER OF THESE CONTRACT MANUFACTURERS COULD HAVE A NEGATIVE IMPACT ON OUR SALES.

    In the first nine months of 2000, approximately 39% of our net sales were attributable to finished products that were manufactured by two independent contract manufacturers located in Korea and China. We expect that sales of products manufactured by our contract manufacturers will represent a material portion of our sales for the next several years. Although we believe that we maintain good relations with these contract manufacturers, we do not have written long term supply contracts with them and our relationships with them could deteriorate in the future. If either of our contract manufacturers becomes unable to provide products in the volumes needed, or at acceptable prices, we would have to identify and qualify acceptable replacement manufacturers or manufacture the products internally. Due to industry-wide capacity shortfalls, we could encounter difficulties in locating, qualifying and entering into arrangements with replacement manufacturers. As a result, a reduction in the production capability or financial viability of either of our independent contract manufacturers, or a termination of, or significant interruption in, our relationships with either of them, may harm our business.

OUR DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS EXPOSES US TO A RISK OF LOSS OF BUSINESS, AND WE MAY NOT BE ABLE TO OBTAIN ORDERS FROM NEW CUSTOMERS.

    Sales to our ten largest customers accounted for approximately 60% of our net sales in the first nine months of 2000 and in 1999, 1998, and 1997. As of September 30, 2000, our net sales to Newbridge Networks, a subsidiary of Alcatel, accounted for approximately 10.0% of our net sales for 2000. In 1999, our net sales to Newbridge Networks accounted for approximately 12.4% of our net sales. No other customer accounted for greater than 10% of our net sales in 1999 or in the first three quarters of 2000. No customer accounted for greater than 10% of our net sales in 1998 or 1997. If a significant customer reduces or delays orders for any reason, our business may be negatively affected. In addition, our ability to increase our sales will depend in part upon our ability to obtain orders from new customers for whom there is intense competition.

OUR DEPENDENCE ON SUPPLIERS TO DELIVER KEY COMPONENTS MAY AFFECT OUR ABILITY TO DELIVER PRODUCTS TO OUR CUSTOMERS IN A TIMELY MANNER, WHICH MAY RESULT IN LOST SALES.

    We rely on outside suppliers that in some instances are single or limited sources for key components used in our products, and for some components we have made the strategic choice to purchase from only one supplier. If we have to replace one or more of these sources, we could be delayed in, or even prevented from, delivering our products to our customers. If supply delays and shortages of key components persist, we may experience an interruption in production until we locate alternative sources of supply or we may even be forced to adjust our product designs and production schedules. Because of a worldwide demand for and shortage of some components, we have experienced lengthening lead times and delivery times for some of the components, including some types of integrated circuits and the packages within which our frequency control devices are assembled, that we purchase. If we are not able to obtain sufficient allocations of these components, our production and shipment of product may be delayed, we may lose customers and our business may be adversely affected.

OUR DEPENDENCE UPON INTERNATIONAL CUSTOMERS AND SUPPLIERS MAY REDUCE OUR ET SALES OR IMPEDE OUR ABILITY TO SUPPLY PRODUCTS.

    Our international sales represented approximately 46% of our net sales in the first nine months of 2000. This consisted of approximately 20% from customers in Canada, 12% from customers in Asia, 5% from customers in Western Europe, 4% from customers in Mexico and 5% from other international customers. We expect that the percentage of sales to international customers will increase in the future. Furthermore, we sell our products to manufacturers of communications equipment for incorporation into their own products, many of which we believe are sold by those manufacturers to international customers. In manufacturing our products, we rely on contract manufacturers and component suppliers in various countries. As a result, our sales and our ability to manufacture our products are subject to the risks associated with international commerce. International sales and our relationships with suppliers may be harmed by many factors, including:

    - changes in law or policy resulting in burdensome government controls, tariffs, restrictions, embargoes or export or import license requirements; and

    - political or economic instability in international markets.

    If our international sales or our relationships with our international suppliers are adversely affected by any of these factors, our business may be harmed.

SEVERAL KEY MANAGEMENT EMPLOYEES, INCLUDING ROBERT R. ZYLSTRA, OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, HAVE ONLY RECENTLY JOINED US, AND WE CANNOT BE CERTAIN THAT OUR MANAGEMENT TEAM WILL WORK TOGETHER EFFECTIVELY IN THE FUTURE.

    Several key members of our management team have joined us within the last one to two years, including Robert R. Zylstra, our President and Chief Executive Officer, John R. Kerg, Jr., our Vice President of Sales and Marketing, and Gregory T. Rogers, our Vice President of Engineering. We have little basis on which to judge their individual performance or whether they will work together effectively in the future. If they do not perform well individually or together, our ability to execute our business strategy may be impaired and our business may suffer.

PART OF OUR GROWTH STRATEGY IS TO MAKE ACQUISITIONS. IF WE ARE UNABLE TO DO SO, OUR FUTURE RATE OF GROWTH MAY BE LIMITED.

    An element of our growth strategy is to acquire businesses, technologies or products that expand and complement our current products. We may not be able to execute our acquisition strategy if we:

    - are unable to identify suitable and available businesses, technologies or products to acquire;

    - do not have access to required capital at the necessary time; or

    - are unwilling or unable to outbid larger companies with more resources.

OUR ACQUISITION STRATEGY INVOLVES FINANCIAL AND MANAGEMENT RISKS WHICH MAY ADVERSELY AFFECT OUR INCOME IN THE FUTURE.

    If we acquire additional businesses, technologies or products, we may face additional risks, including the following:

    - future acquisitions could divert management's attention from daily operations or otherwise require additional management, operational and financial resources;

    - we might not be able to integrate future acquisitions into our business successfully or operate acquired businesses profitably;

    - we may realize substantial acquisition related expenses, including the amortization of goodwill, which would reduce our net income in future years;

    - we may lose key employees and customers as a result of changes in management; and

    - our investigation of potential acquisition candidates may not reveal problems and liabilities of or associated with the businesses, technologies or products that we acquire.

    If events such as those described above occur, our net income might be adversely affected. If we issue shares of our common stock or other rights to purchase our common stock in connection with any future acquisitions, we could dilute our existing stockholders' interests and our net income per share may decrease. If we issue debt in connection with any future acquisitions, lenders may impose covenants upon us which could, among other things, restrict our ability to increase capital expenditures or acquire additional businesses.

OUR SALES AND OPERATING RESULTS COULD FLUCTUATE SIGNIFICANTLY FROM PERIOD TO PERIOD, THEREBY POTENTIALLY ADVERSELY AFFECTING THE MARKET PRICE OF OUR COMMON STOCK.

    Our quarterly and annual results could be affected by a wide variety of factors that could adversely affect or lead to significant variability in our net sales or operating results. In addition, because a significant portion of our net sales in any particular quarter has historically come from the sale of products to a relatively small number of customers, the loss or delay of sales to one or a few of our customers could have a significant negative impact. A variety of other factors could also cause, and in the past have caused, this variability, including the following:

    - decreases in capital spending by providers of communications services;

    - competitive pricing pressures;

    - component shortages resulting in manufacturing delays;

    - a downturn in general economic conditions; and

    - a loss of, or decrease in sales to, one of our significant customers.

    During periods in which there is a downturn in general economic conditions, or in which there is a decrease in the rate of capital spending by communications service providers, our rate of growth may slow significantly, or even decline, resulting in lower net income or net losses. We have experienced two such periods during the last five years, most recently during 1998, when our rate of growth for the year was essentially zero. We believe that, in 1998, rates of capital spending by providers of communications services remained flat as a result of the Asian currency crisis that existed at that time. Our rate of growth also slowed significantly in 1996, when we lost a large customer. Competitive pricing pressures are a factor in all periods. We generally respond to such pressures by requiring our vendors to supply products and components to us at prices that allow us to remain competitive, but there can be no assurance that we will be able to do so at any time in the future. While we have occasionally experienced component shortages that have had a material impact on our ability to manufacture our products, such shortages have occurred infrequently and only during times of very rapid growth industry-wide. During such shortages, manufacturing lead times for our products, and for those produced within our industry generally, are extended.

    We cannot predict the impact of these and other factors on our sales and operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, our operating results may fall below expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely adversely affect the market price of our Class A common stock.

OUR BUSINESS COULD BE NEGATIVELY IMPACTED IF WE ARE UNABLE TO PUT IN PLACE THE APPROPRIATE CONTROLS TO MANAGE OUR GROWTH EFFECTIVELY.

    We have recently experienced substantial growth in our operations, the number of our employees, our product offerings and the geographic area in which we do business, and we will seek to continue to grow in the future. Our growth places a significant strain on our management, operations and financial systems. Our future operating results will depend upon our ability to continue to implement and improve our operating and financial controls and management information systems. Failure to manage our growth effectively may negatively impact our business.

                         RISKS RELATED TO OUR INDUSTRY

OUR PRINCIPAL MARKET IS THE COMMUNICATIONS EQUIPMENT INDUSTRY; CONSEQUENTLY, OUR FUTURE RATE OF GROWTH IS HIGHLY DEPENDENT ON THE DEVELOPMENT AND GROWTH OF THE MARKET FOR COMMUNICATIONS EQUIPMENT.

    Our business depends heavily upon capital expenditures by the providers of communications services. In 1999 and the first nine months of 2000, the majority of our net sales were to manufacturers of communications infrastructure equipment, including indirect sales through distributors and contract manufacturers, and we intend to increase our sales to communications infrastructure equipment manufacturers in the future. Communications service providers have experienced periods of capacity shortage and periods of excess capacity. In periods of excess capacity, communications network operators cut purchases of capital equipment, including equipment utilizing our products. A slowdown in the manufacture and purchase of communications infrastructure equipment could substantially reduce our net sales and operating results and hurt our financial condition. Moreover, if for any reason the market for communications infrastructure equipment fails to grow as we expect, we may be unable to sustain our growth.

COMMUNICATIONS EQUIPMENT MANUFACTURERS ARE SOMETIMES LOYAL TO A SPECIFIC FREQUENCY CONTROL DEVICE SUPPLIER; WE MAY BE UNABLE TO SELL OUR PRODUCTS TO THESE POTENTIAL CUSTOMERS, AND OUR ABILITY TO GROW MAY SUFFER AS A RESULT.

    We believe that once a communications equipment manufacturer has selected one supplier's frequency control component for a specific piece of equipment, the manufacturer generally continues to rely upon that component and, to the extent possible, subsequent generations of the same vendor's component. Once a communications equipment manufacturers' production line has been configured for use and installation of a particular vendor's component, that manufacturer must often make substantial technical modifications to its production line and may experience production-line downtime, in order to switch to another vendor's component. Accordingly, unless our products offer performance, delivery or cost advantages that outweigh a customer's expense of switching to them, it may be difficult for us to acquire orders from such a customer.

SOME COMMUNICATIONS EQUIPMENT MANUFACTURERS ARE INCREASINGLY RELYING UPON CONTRACT MANUFACTURERS, THEREBY DIMINISHING OUR ABILITY TO SELL OUR PRODUCTS DIRECTLY TO THOSE EQUIPMENT MANUFACTURERS AT FAVORABLE PRICES.

    There is a growing trend among communications equipment manufacturers to outsource the manufacturing of their equipment or components. As a result, our ability to persuade these original equipment manufacturers to specify our products has been reduced and, in the absence of a manufacturer's specification of our products, the prices that we can charge for them may be subject to greater competition which in turn may harm our profitability and our business.

OUR MARKET IS HIGHLY COMPETITIVE AND WE MAY LOSE BUSINESS TO LARGER AND BETTER-FINANCED COMPETITORS.

    The frequency control device market is highly competitive. Many domestic and foreign companies participate in the market for our products. Some of our present competitors, as well as other potential competitors, have substantially greater financial resources and more extensive engineering, manufacturing, marketing, and customer support capabilities than we have. Unless we are able to invest significant financial resources in acquiring or developing products and enhancing customer support worldwide, and are able to gain customer acceptance of our products, our ability to compete with other manufacturers and distributors of frequency control devices may be limited.

PUBLIC CONCERN OVER HEALTH RISKS POSED BY WIRELESS DEVICES MAY DECREASE DEMAND FOR SUCH PRODUCTS.

    Claims have been made that handheld cellular telephones and related infrastructure equipment may pose health risks. If wireless communications equipment or other devices that incorporate our products were determined or perceived to create a significant health risk, the market for communications infrastructure products could be significantly impacted and our business could be harmed.

                  RISKS RELATED TO OUR RELATIONSHIP WITH LYNCH

WE ARE EFFECTIVELY CONTROLLED BY LYNCH, OUR PRINCIPAL STOCKHOLDER, WHICH MAY LIMIT YOUR ABILITY TO INFLUENCE STOCKHOLDER MATTERS OR TO RECEIVE A PREMIUM FOR YOUR SHARES THROUGH A CHANGE IN CONTROL.

    Upon completion of this offering, our principal stockholder, Lynch, will own 6,500,000 shares of our Class B common stock. Because each share of Class B common stock is entitled to cast five votes per share on all matters requiring stockholder approval, our principal stockholder will have the right to cast 97% of the total votes that can be cast on any matter requiring stockholder approval. As long as Lynch owns a majority of the voting power of our outstanding common stock, Lynch will continue to be able to elect our entire board of directors and to remove any director, with or without cause, without calling a special meeting, and investors in this offering will not be able to affect the outcome of any stockholder vote. As a result, Lynch will control all matters affecting us, including:

    - the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

    - any determinations with respect to acquisitions, mergers or other business combinations;

    - our financing; and

    - administration of, or changes to, the agreements providing for our separation from Lynch.

    Conflicts of interest may arise between Lynch and us in a number of areas, including those listed above. Lynch is not obligated to distribute its shares of Class B common stock to its own stockholders and is not prohibited from selling a controlling interest in us to a third party. Moreover, if Lynch were to distribute its shares of Class B common stock to its own stockholders, such shares would be converted into shares of Class A common stock five years after the date of distribution, or sooner if Lynch, in its discretion, accelerated the conversion date, and a single stockholder of Lynch, Mario J. Gabelli (including a charitable foundation and a partnership controlled by Mr. Gabelli), might be deemed to be the beneficial owner of approximately 28.5% of our Class A common stock, assuming full exercise of all subscription rights, including by Mr. Gabelli. The interests of Mr. Gabelli might conflict with those of other stockholders. Moreover, Mr. Gabelli's ownership of a substantial portion of our common stock could delay, defer or prevent a change in our control, and some transactions might be more difficult or impossible to accomplish without his support. Mr. Gabelli has not advised us whether he intends to exercise any of his subscription rights.

WE MAY HAVE LIABILITIES ARISING FROM OUR STATUS AS A MEMBER OF LYNCH'S CONSOLIDATED TAX GROUP.

    Even if the rights offering is fully subscribed, we will continue as a member of Lynch's consolidated tax group under federal income tax law until the M-tron securities held by Lynch do not constitute either 80% of the voting power or the market value of our outstanding stock. Each member of a consolidated group for federal income tax purposes is severally liable for the federal income tax liability of each other member of the consolidated group. Similar rules may apply under state income tax laws. If Lynch or members of its consolidated tax group fail to pay tax liabilities arising prior to the time that we are no longer a member of Lynch's consolidated tax group, we could be required to make payments in respect of these tax liabilities. Such payments, if required, could materially adversely affect our financial condition.

OUR STOCK PRICE AND BUSINESS MAY SUFFER SO LONG AS LYNCH OR ANOTHER ENTITY CONTINUES TO OWN A SUBSTANTIAL PORTION OF OUR COMMON STOCK.

    The liquidity of our common stock in the market will be constrained unless and until Lynch elects to sell or distribute some significant portion of its shares of our Class B common stock to unaffiliated persons. The potential sale of our shares by Lynch could adversely affect market prices. In addition, because of the relatively limited liquidity of the market for our Class A common stock, relatively small trades of our common stock may have a disproportionate effect on our Class A common stock price. Also, so long as Lynch or another entity owns a controlling interest in us, we may face significant difficulty hiring and retaining key personnel, many of whom might be attracted by the potential of operating our business as a fully independent entity.

A DISTRIBUTION OR DISPOSITION OF THE SHARES OF OUR CLASS B COMMON STOCK BY LYNCH COULD DEPRESS OUR STOCK PRICE.

    If Lynch were to distribute its shares of its Class B common stock to its stockholders, such Class B shares would convert into an equal number of shares of Class A common stock five years after the date of such distribution unless Lynch, in its sole discretion, accelerated the date of such conversion. Any shares of Class B common stock that were transferred by Lynch to an unaffiliated person or entity would convert into an equal number of shares of Class A common stock immediately upon the transfer of such shares. We are unable to predict whether significant amounts of our common stock will be sold in the open market in anticipation of, or following, a distribution or disposition of our stock by Lynch, but sales of substantial amounts of our stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our stock.

WE DERIVE INTANGIBLE BENEFITS FROM LYNCH'S OWNERSHIP OF US. IF WE CEASED TO BE A SUBSIDIARY OF LYNCH, WE WOULD NO LONGER BE PROVIDED THESE BENEFITS.

    Although we have operated in all material respects as a free-standing subsidiary, we have historically derived intangible benefits from being a subsidiary of Lynch, including management advisory and oversight services that have been provided to us by Lynch. These benefits would be lost to us if Lynch ceased to own a majority of the voting power of our common stock. The loss of these benefits might adversely affect our business.

          RISKS RELATED TO THE PURCHASE OF OUR SHARES IN THE OFFERING

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND THERE MAY BE NO MEANINGFUL PUBLIC MARKET FOR OUR COMMON STOCK AFTER THIS OFFERING; OUR STOCK PRICE MAY DECLINE BELOW THE SUBSCRIPTION PRICE AND COULD BE HIGHLY VOLATILE.

    There has been no public market for our common stock and an active public market may not develop. If an active public market for our common stock does not develop, you may be unable to sell any shares that you may purchase in this offering, and the price of our common stock may decrease below the subscription price. There can be no assurance that any shares of our Class A common stock will be sold in this offering.

    The stock market in general, and the stock prices of technology and communications companies in particular, have experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. Because we serve the communications industry, we expect our stock to be similarly volatile. Broad market and industry factors may reduce our stock price, regardless of our operating performance. Many of the additional factors that might cause volatility in our stock price are beyond our control. Some of these factors include:

    - changes in financial estimates by securities analysts;

    - changes in the economic performance or market valuations of communications companies;

    - actions by institutional stockholders or by Lynch;

    - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments or the market's response to any such announcements; and

    - potential litigation.

    In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. The institution of securities class action litigation against us could result in substantial costs to us and a diversion of our management's attention and resources.

IT MAY BE DIFFICULT FOR INVESTORS TO SELL OUR COMMON STOCK IF OUR COMMON STOCK IS NOT LISTED ON A SECURITIES EXCHANGE.

    We intend to file an application to the American Stock Exchange for quotation of our Class A common stock. If we meet the listing criteria and our application is approved, our Class A common stock will be traded on the American Stock Exchange. The listing and continued trading of our Class A common stock on the American Stock Exchange will be conditioned upon our meeting certain criteria.

    The American Stock Exchange requires that, in order for our securities to be listed for quotation, we must have a public float with a market value of at least $3,000,000 at a price of at least $3.00 per share. In addition, we will have to meet the following distribution criteria:

    - a public float of at least 500,000 shares and at least 800 public stockholders; or

    - a public float of at least 1,000,000 shares and at least 400 public stockholders; or

    - a public float of at least 500,000 shares, at least 400 public stockholders and an average daily volume of at least 2,000.

    Lynch has advised us that it believes it currently has approximately 1,800 public stockholders. In order to meet the American Stock Exchange listing requirements, we will be required to sell at least 600,000 shares of our Class A common stock to at least 800 public stockholders, excluding officers, directors and controlling shareholders and excluding other affiliated persons holding 10% or more of our outstanding stock. There can be no assurance that we will meet these criteria. If we fail to meet any of these criteria, we may not be able to list our Class A common stock on the American Stock Exchange. If we are unable to list our Class A common stock on the American Stock Exchange, we will try to qualify for listing on another securities exchange, however there can be no assurance that we will be able to do so. If we cannot do so, it may be difficult for investors to sell their Class A common stock.

WE MAY BE OBLIGATED TO PAY TWO OF OUR OFFICERS SUBSTANTIAL ADDITIONAL COMPENSATION ON A ONE TIME BASIS IF LYNCH SELLS A MAJORITY OF ITS HOLDINGS OF OUR STOCK.

    In the event that, at any time before 2009, Lynch sells a majority of its stock interest in us in one or a series of transactions, we will be obligated to pay two of our officers, if they are still employed by us as of the last of such sales, a total of 4% of the excess of the value of Lynch's interest in us determined on the basis of the weighted-average per share price paid to Lynch over our book value immediately prior to the consummation of this offering. Thus, by way of illustration, if Lynch were to sell a majority of its stock interest in us in 2001 at a per share price of $7.50 per share, we would be obligated to pay such officers if they were then employed by us a total of approximately $1,719,000 of additional compensation in 2001, thereby resulting in a one-time after-tax reduction in net income for that year of $1,134,000 (using our book value as of September 30, 2000 and assuming an effective tax rate of 34%).

DELAWARE LAW AND PROVISIONS OF OUR CHARTER MAY DELAY OR PREVENT US FROM BEING ACQUIRED, WHICH COULD AFFECT THE VALUE OF OUR STOCK.

    As a Delaware corporation, we are subject to the Delaware General Corporation Law, including Section 203. Generally, Section 203 may prevent a person or entity owning 15% or more of our outstanding voting stock from engaging in a merger or business combination with us. Our board of directors has resolved that Section 203 shall not apply to a person or entity acquiring 15% or more of our voting stock directly from Lynch. Otherwise, however, as a result of the application of Section 203, potential acquirers might be discouraged from attempting to acquire us, even if we were no longer affiliated with Lynch.

    We are authorized to issue up to 1,000,000 shares of preferred stock and to determine the price, privileges, voting rights and other terms of the shares. The issuance of any preferred stock with superior rights to our common stock could reduce the value of our common stock. Moreover, specific rights we may grant to future holders of our preferred stock could be used to restrict our ability to merge with or sell our assets to a third party, preserving control of us by our then existing stockholders and management and preventing you from realizing a premium on your shares.

                           FORWARD-LOOKING STATEMENTS

    Some of the information in this prospectus contains forward-looking statements concerning our business, operations, financial performance and financial condition. These statements can be identified by the use of forward-looking terms such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. Forward-looking statements are included, for example, in the discussions under "Our Separation from Lynch," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business." The forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in those statements. Factors that could cause differences, include, but are not limited to, those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  THE OFFERING

    We are distributing the rights at no cost to those persons that are holders
of outstanding shares of Lynch common stock on the record date,             ,
2000. Each person that is a holder of shares of Lynch common stock on the record date will receive one right for every share of Lynch common stock owned by that holder on the record date. Each right will carry a basic subscription privilege which entitles the holder to purchase 2/3 of a share of M-tron Class A common stock as well as an over-subscription privilege to purchase additional shares that are not purchased by other rights holders. No fractional shares will be issued. We are offering up to 1,006,790 shares of our Class A common stock in the aggregate. You are not required to exercise any or all of your rights unless you wish to purchase shares under your over-subscription privilege, in which case you must exercise all of your rights.

PURPOSE OF THE OFFERING

    This rights offering is, essentially, our initial public offering. The rights offering is different from a traditional initial public offering in that it is initially directed only to Lynch's stockholders. The primary purposes of the offering are to give Lynch's stockholders an opportunity to purchase shares of our Class A common stock, to create an initial public market for our common stock, to facilitate future access to public markets, to give us the option of using shares of our Class A common stock to finance future acquisitions, if any, and to obtain additional capital. We believe that the rights offering has an advantage over a traditional initial public offering because we believe that persons who already have an initial interest in us, by virtue of their ownership interest in our parent, Lynch, are more likely to purchase our stock than would be persons who were not already familiar with us.

EXPIRATION DATE

    The rights will expire at 5:00 p.m., Eastern Standard Time, on             ,
2000 unless extended by us. In no case will we extend the time to exercise the
rights past             , 2000. After expiration of the offering period,
unexercised rights will be null and void and no longer exercisable by the holder. We will not be obligated to honor any purported exercise of rights received by the subscription agent after the expiration time, regardless of when the documents relating to such exercise were sent, except when you have timely transmitted the documents under the guaranteed delivery procedures described below. Notice of any extension of the expiration time will be made through a press release issued by us.

SUBSCRIPTION PRIVILEGES

    The holders of rights have a basic subscription privilege which entitles them to purchase two-thirds of a share of our Class A common stock for each right held, as well as an over-subscription privilege to purchase additional shares that are not purchased by other rights holders. No fractional shares will be issued. You are not required to exercise any or all of your rights unless you wish to purchase shares under your over-subscription privilege, in which case you must exercise all of your rights. We will send you certificates representing shares that you purchase with your subscription privilege as soon as practicable after the rights offering closes.

DETERMINATION OF SUBSCRIPTION PRICE

    Prior to the rights offering, there has been no public market for our common stock. We determined the subscription price based upon our assessment of our business potential and prospects and current market conditions. Any valuation of our business and our common stock, given the fact that there has been no public market for our common stock and the potential for volatility in the market place, is highly speculative. Accordingly, the actual value or resale value of our common stock may be significantly higher or lower than the subscription price.

PLAN OF DISTRIBUTION

    We are distributing the rights at no cost to those persons that are holders
of outstanding shares of Lynch common stock on the record date,             ,
2000. Where shares are held indirectly through a broker, bank or other institution, we will reimburse the institutions' reasonable out-of-pocket costs in distributing this prospectus and other materials to beneficial owners of the stock.

    Under the securities laws of the states, the securities underlying the rights may not be sold unless the rights and securities have been registered or qualified for sale in the states or an exemption from that requirement is available and is complied with by us.

    We have appointed American Stock Transfer & Trust Company, to assist with the rights offering in the role of subscription agent. You should deliver your subscription certificate, payment of the subscription price and notice of guaranteed delivery, if applicable, to the subscription agent. The address to which these documents and payment should be delivered is:

    59 Maiden Lane
    New York, NY 10038
    Telephone: (718) 921-8200
    Facsimile: (718) 234-5001

    The subscription agent will hold all subscriptions and subscription proceeds in escrow until the termination or close of the rights offering. The subscription agent will be responsible for delivering stock certificates to rights holders and will be responsible for delivering refunds to rights holders if the rights offering is terminated, if a subscription certificate is rejected or if an over-payment is made in connection with a rights holder's exercise of the over-subscription privilege. Subscription proceeds will be held in an escrow account. Subscribers may not withdraw funds from the escrow account. Escrowed proceeds will be released to us after the consummation of the offering. We will pay the fees and expenses of the subscription agent in connection with the rights offering.

EXERCISE OF RIGHTS

    You may exercise your rights, in whole or in part, by delivering to the subscription agent, at or prior to 5:00 p.m., Eastern Standard Time, on
            , 2000, or such later date to which we may extend the rights offering:

    - your properly completed and duly executed subscription certificate;

    - any required signature guarantees or other supplemental documentation;

    - your payment in full of $5.00 per share of M-tron Class A common stock subscribed for under your basic subscription privilege and for any shares of M-tron Class A common stock as to which you wish to exercise your over-subscription privilege.

    We may reject any subscription documents the subscription agent receives
after 5:00 p.m., Eastern Standard Time, on             , 2000, regardless of
when the documents were originally mailed.

METHOD OF PAYMENT

    Payments for the shares must be made in U.S. dollars for the full number of shares for which you have subscribed, and over-subscribed, either by:

    - check or bank draft drawn upon a U.S. bank payable to American Stock Transfer & Trust Company, as subscription agent, or

    - wire transfer of immediately available funds to the subscription agent.

    For detailed wiring instructions, contact             at             . Any
wire transfer of funds should clearly indicate the identity of the rights holder who is paying the subscription price by the wire transfer. Evidence of such wire transfer should be delivered to the subscription agent via facsimile at
(718) 234-5001. The subscription price will be deemed to have been received by the subscription agent only upon:

    - clearance of any uncertified check;

    - receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank; or

    - receipt of good funds in the subscription agent's account designated in the wiring instructions provided by the subscription agent.

    If paying by uncertified personal check, please note that funds paid in this manner may take up to five business days to clear. Accordingly, holders of rights who wish to pay the subscription price by means of uncertified personal check are urged to make payment sufficiently in advance of the date on which the rights expire to ensure that such payment is received and cleared by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

GUARANTEED DELIVERY PROCEDURES

    If you want to exercise your rights, whether in whole or in part, but time will not permit your subscription certificate to reach the subscription agent on
or prior to 5:00 p.m., Eastern Standard Time, on       , 2000, you may exercise
your rights if you satisfy the following guaranteed delivery procedures:

    - you send, and the subscription agent receives, payment in full for each share of common stock being purchased through the subscription privilege and the over-subscription privilege in the method described above under "The Offering--Method of payment," on or prior to 5:00 p.m., Eastern
      Standard Time, on       , 2000;

    - you send, and the subscription agent receives, on or prior to 5:00 p.m.,
      Eastern Standard Time, on       , 2000, a notice of guaranteed delivery,
      substantially in the form provided with the attached instructions, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States; and

    - you send, and the subscription agent receives, your properly completed and duly executed subscription certificate and the related nominee holder certification, if applicable, including any required guarantees, within three business days following the date of your notice of guaranteed delivery.

    A notice of guaranteed delivery must state your name, the number of rights that you hold, and the number of shares of common stock that you wish to purchase under the subscription privilege and over-subscription privilege. A notice of guaranteed delivery must also guarantee the delivery of your subscription certificate to the subscription agent within three business days following the date of the notice of guaranteed delivery. A notice of guaranteed delivery may be delivered to the subscription agent in the same manner as your subscription certificate at the addresses set forth above under "The Offering--Plan of distribution" or may be transmitted to the subscription agent by facsimile transmission, to facsimile number (718) 234-5001. You can obtain additional copies of the form of notice of guaranteed delivery by requesting it from the subscription agent at the same address.

SIGNATURE GUARANTEES

    Your signature on each subscription certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, and required under the standards and procedures adopted by the subscription agent. Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges and savings associations, each as defined.

    Signatures on the subscription certificate do not need to be guaranteed if the subscription certificate provides that the shares of Class A common stock to be purchased are to be delivered directly to the record owner of such rights or if the subscription certificate is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

SHARES HELD FOR OTHERS

    If you hold shares of Lynch common stock for others on the record date, you should provide a copy of this prospectus to the respective beneficial owners of those shares as soon as possible, ascertain such beneficial owners' intentions and obtain instructions with respect to the rights, as set forth in the instructions we have provided to you for your distribution to the beneficial owners. If the beneficial owner so instructs, you should complete subscription certificates and, in the case of the over-subscription privilege, the related nominee holder certification and submit them to the subscription agent with the proper payment. If you hold shares of Lynch common stock for the account(s) of more than one beneficial owner, you may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of Lynch common stock on the record date for the rights offering, provided that, you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled "Nominee Holder Certification" which we will provide to you with your rights offering materials.

    If you are a beneficial owner of Lynch common stock or you will receive your rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this rights offering. If you wish to exercise your rights, you will need to contact your broker, custodian bank or nominee and request it to effect the transaction in accordance with your instructions. To indicate your decision with respect to your rights, you should complete and return to your broker, custodian bank or other nominee the form entitled "Beneficial Owners Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate rights certificate, you should contact the nominee as soon as possible and request that a separate rights certificate be issued to you. You should be aware that nominee record holders may establish deadlines for receiving instructions from beneficial holders significantly in advance of the expiration date for the rights.

AMBIGUITIES IN EXERCISE OF THE RIGHTS

    If you do not specify the number of rights being exercised on your subscription certificate, or if your payment is not sufficient to pay the total subscription price for all of the shares that you indicate you wish to purchase, you will be deemed to have exercised the maximum number of rights that could be exercised for the amount of the payment that the subscription agent receives from you.

    If your payment exceeds the total subscription price for all of the rights shown on your subscription certificate, your payment will be applied in the following order:

    - to subscribe for the number of shares of our Class A common stock, if any, that you indicated on the subscription certificate(s) that you wished to purchase through your subscription privilege; then

    - to subscribe for shares of our Class A common stock until your subscription privilege has been fully exercised; then

    - to subscribe for additional shares of our Class A common stock pursuant to the over-subscription privilege (subject to any applicable limitation).

    Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable following the closing of the rights offering by mail, without interest or deduction.

OUR DECISIONS ARE BINDING

    All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by us and our determinations will be final and binding. We reserve the right, in our sole discretion, to waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We reserve the right, in our sole discretion, to reject any subscriptions not properly submitted or the acceptance of which would, in the opinion of our counsel, be unlawful. Neither Lynch, M-tron, the information agent, the soliciting agent, if any, nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or incur any liability for failure to give such notification.

RIGHT TO TERMINATE OR MODIFY RIGHTS OFFERING

    We may withdraw the rights and terminate the rights offering at any time prior to the expiration of the rights, for any reason. If we withdraw the rights and terminate the rights offering, any funds received from rights holders will be promptly refunded by the subscription agent without interest or penalty. Our board of directors, in its sole discretion, may amend the terms and conditions of the rights and the offering at any time prior to the expiration of the rights. If we amend the terms of the rights, an amended Prospectus will be distributed to holders of record of rights and to holders of rights who have previously exercised rights. All holders of rights who exercised their rights prior to the amendment or within four business days after the mailing of the amended Prospectus will be given the opportunity to confirm the exercise of their rights by executing and delivering a consent form on or prior to the Expiration Date, as it may be extended or amended.

RISK OF LOSS ON DELIVERY OF SUBSCRIPTION CERTIFICATE FORMS AND PAYMENTS

    The instructions accompanying the subscription certificate should be read carefully and followed in detail. Do not send subscription certificates to Lynch or to M-tron. The method of delivery of subscription certificates and payment of the subscription price to the subscription agent will be at the election and risk of the rights holders but, if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment at or prior
to 5:00 p.m., Eastern Standard Time, on       , 2000.

OVER-SUBSCRIPTION PRIVILEGE

    Subject to the limitations described below, each subscription right also entitles you to exercise an over-subscription privilege to purchase a portion of the shares of our Class A common stock that are not purchased pursuant to the exercise of the rights holders' basic subscription rights. You are entitled to exercise your over-subscription privilege only if you exercise all of the basic subscription rights that are evidenced by your subscription certificate. If you wish to exercise your over-subscription privilege, you must indicate the number of additional shares that you would like to purchase in the space provided on your subscription certificate and, when you send in your subscription certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase pursuant to the exercise of your over-subscription privilege (in addition to the full purchase price for the number of shares that you will purchase pursuant to the full exercise of your basic subscription privilege). If over-subscription privileges are exercised with respect to more than the number of shares of our Class A common stock that are available for purchase pursuant to the exercise of the over-subscription privileges, we will allocate the available shares pro rata among those rights holders who exercised their over-subscription privilege based upon the number of rights evidenced by their respective subscription certificates. If all available shares are not so allocated, as could occur if some holders of rights did not exercise their over-subscription privileges to the full extent of their respective pro rata shares of the available shares, we will continue to allocate the remaining available shares among those rights holders whose exercise of the over-subscription privilege has not been fully satisfied, again based on the number of rights evidenced by their respective subscription certificates. If you have requested to purchase more shares than are allocated to you, we will return the unused portion of the amount tendered by you, without interest, promptly after the consummation of this offering. Notwithstanding the foregoing, in certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges even if we have shares available.

    To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privileges held by you in the same capacity. For example, if you were granted rights to purchase shares of our common stock by reason of your individual ownership of Lynch common stock and by reason of your joint ownership, with your spouse, of other shares of Lynch common stock, you would only need to fully exercise your basic subscription privilege with respect to your individually owned rights in order to exercise your over-subscription privilege with respect to your individually owned rights. You would not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription privilege.

    When you complete the portion of the subscription certificate to exercise the over-subscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege received in respect of shares of Lynch common stock you hold in that capacity. You must exercise your over-subscription privilege at the same time as you exercise your basic subscription privilege in full.

    If you own your shares of Lynch common stock through your broker, dealer or other nominee holder who will exercise your over-subscription privilege on your behalf, the nominee holder will be required to certify to us and the subscription agent:

    - the number of shares of Lynch common stock held on             , 2000, the
      record date, on your behalf;

    - the number of rights you exercised under your basic subscription privilege;

    - that your entire basic subscription privilege held in the same capacity has been exercised in full; and

    - the number of shares of our Class A common stock you subscribed for pursuant to the over-subscription privilege.

    Your nominee holder must also disclose to us some other information received from you.

    If you exercised your over-subscription privilege and are allocated less than all of the shares of our Class A common stock for which you wished to subscribe, the excess funds you paid for shares of our Class A common stock that are not allocated to you will be returned in full by mail, without interest or deduction, promptly after the expiration date of the rights.

EXERCISE OF LESS THAN ALL RIGHTS

    If you subscribe for fewer than all of the shares represented by your subscription certificate, you may (1) attempt to sell your remaining rights, or
(2) receive from American Stock Transfer a new subscription certificate representing the unused rights. See "The Offering--Transferability of rights" below if you do not wish to exercise any or all of your rights, but instead, want to find out about how you may be able to sell them.

TRANSFERABILITY OF RIGHTS

    It is not anticipated that a formal market will be made in the rights or that they will be traded on any exchange. Although an informal market may develop, there is no assurance that any market will develop for the rights.

    You may transfer all of the rights, including over-subscription rights, evidenced by a single subscription certificate by signing the subscription certificate for transfer in accordance with the appropriate form printed on the subscription certificate.

    You may transfer a portion of the rights, including over-subscription rights, evidenced by a single subscription certificate by delivering to American Stock Transfer the subscription certificate properly signed for transfer, with separate written instructions to register a portion of the rights in the name of your transferee and to issue a new subscription certificate to the transferee covering the transferred rights. In that event you will receive a new subscription certificate covering the rights you did not transfer provided that the subscription agent receives a properly endorsed subscription certificate from you no later than 5:00 p.m., Eastern Standard Time, on the fifth business day prior to the expiration date.

    If you wish to transfer all or a portion of your rights, you should allow a sufficient amount of time prior to the expiration time for:

    - the transfer instructions to be received and processed by
                       ;

    - new subscription certificates to be issued and transmitted; and

    - the rights evidenced by the new subscription certificates to be exercised or sold by the intended recipients.

    It may require from two to ten business days, or more, to complete transfers of rights, depending upon how you deliver the subscription certificate and payment and the number of transactions you request. Neither Lynch, nor M-tron nor the subscription agent will be liable to you or any transferee of rights if subscription certificates or any other required documents are not received in time for exercise or sale prior to the expiration time.

    If you exercise or sell rights in part, a new subscription certificate for the remaining rights will be issued to you only if the subscription agent receives a properly endorsed subscription certificate from you no later than 5:00 p.m., Eastern Standard Time, on the fifth business day prior to the expiration date. It will not issue new subscription certificates for partially exercised or sold subscription certificates submitted after that time and date. If you do submit a subscription certificate after that time and date, you will not be able to exercise the unexercised or unsold rights.

    Unless you make other arrangements with the subscription agent, a new subscription certificate issued after 5:00 p.m., Eastern Standard Time, on the fifth business day before the expiration date will be held for pick-up by you at
                            .

    If you request a reissuance of a subscription certificate, the delivery of that document will be at your risk.

    You, and not Lynch, M-tron or the subscription agent, will be responsible for paying any brokerage commissions or other expenses that you may incur in connection with the purchase or sale of rights.

    If you do not exercise your rights prior to the expiration time, those rights will expire and will no longer be exercisable by you.

PROCEDURES FOR DEPOSITORY TRUST COMPANY PARTICIPANTS

    We expect that you will be able to exercise your subscription privilege through the facilities of the Depository Trust Company. If your rights are held of record through the Depository Trust Company, you may exercise your basic subscription privilege and your over-subscription by instructing the Depository Trust Company to transfer your rights from your account to the account of the subscription agent, together with certification as to the aggregate number of rights you are exercising and the number of shares of our Class A common stock you are subscribing for, including any over-subscription, under your subscription privilege and your subscription price payment for each share you subscribed for under your subscription and over-subscription privilege.

MINIMUM SUBSCRIPTION AMOUNT

    We are conducting the rights offering on a best efforts basis. Thus, we cannot guarantee that any of our shares will be sold. The rights offering is not conditioned upon our receipt of subscriptions for any minimum number of shares of our Class A common stock. However, we may cancel the rights offering at any time prior to its completion, in which case all subscription payments will be returned without interest or penalty.

NO REVOCATION

    Once you exercise your subscription privilege, you may not revoke that exercise. Rights not exercised prior to their expiration will be null and void as of and after such time.

NO BOARD RECOMMENDATION

    Neither our Board of Directors nor the Board of Directors of Lynch makes any recommendation to you about whether you should exercise any rights. In addition, the members of those Boards, including Mario J. Gabelli, Chairman of Lynch, have not advised us whether they intend to exercise any subscription rights they may receive as shareholders of Lynch or whether, if they do exercise their subscription rights, they intend to exercise their over-subscription privilege. If you exercise rights, you risk investment loss on money invested. We cannot assure you that anyone purchasing shares of our Class A common stock will be able to sell those shares in the future at a higher price. An investment in our Class A common stock must be made in accordance with your evaluation of your best interest.

NO FRACTIONAL SHARES

    No fractional shares will be issued. If your rights would allow you to purchase a fractional share, you may exercise your rights only by rounding down to, and paying for, the nearest whole share, or any lesser number of whole shares. We will accept any inadvertent subscription indicating a purchase of fractional shares by rounding downward to the nearest number of whole shares and refunding without interest any payment received for a fractional share as soon as practicable.

STATE AND FOREIGN SECURITIES LAW

    The rights may not be exercised by any person, and neither this prospectus, nor the subscription certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of our common stock, in any jurisdiction in which such transactions would be unlawful. We will not sell shares of our Class A common stock to residents of the states of Minnesota or Vermont because those states do not allow offerings by companies whose securities have disparate voting rights. Residents of those states who are shareholders of Lynch as of the record date will receive rights, which they may transfer, but they may not exercise those rights.

    No action has been taken in any jurisdiction outside the United States to permit offers and sales of the rights or the offer, sale or distribution of the shares of our common stock. Consequently, we may reject subscriptions that relate to the exercise of rights by any holder of rights outside the United States, and we may also reject subscriptions from holders in jurisdictions within the United States and we may refuse to distribute rights to any eligible subscriber if we should determine that we may not lawfully issue securities to such subscribers. We may do so even if we could qualify the securities for sale or distribution by taking other actions or modifying the terms of the offering or the distribution in such jurisdictions, which we may decline to do in our sole discretion. In such event, rights holders who are residents of these jurisdictions will not be eligible to participate in the rights offering.

    Subscription certificates will not be mailed to eligible subscribers whose addresses are outside the United States or who have an APO or FPO military address, but will be held by the subscription agent for their account. To exercise such rights, these subscribers must notify the subscription agent by the expiration date and must establish to our satisfaction that such exercise is permitted under applicable law.

ISSUANCE OF STOCK CERTIFICATES

    Stock certificates for shares purchased in the rights offering will be issued to you as soon as practicable after the expiration date. American Stock Transfer will deliver subscription payments to us only after consummation of the rights offering and the issuance of stock certificates to those exercising rights.

    If you exercise rights, you will have no rights as a stockholder until certificates representing shares you purchased are issued. Unless otherwise instructed in your subscription certificate form, shares purchased by the exercise of rights will be registered in the name of the person exercising the rights.

QUESTIONS OR REQUESTS FOR ASSISTANCE

    If you have questions or need assistance concerning the procedure for exercising the rights, or if you would like additional copies of this prospectus, the Instructions for Subscription Certificates or the Notice of
Guaranteed Delivery, you should contact the subscription agent at             .

                           OUR SEPARATION FROM LYNCH

OVERVIEW

    We are the successor to a South Dakota corporation that transferred all of its assets and liabilities to us, other than its investment in another corporation that is engaged in a different line of business than ours, in connection with a reorganization of some of the subsidiaries and affiliates of Lynch. Lynch has agreed to indemnify us against any liabilities that might arise out of such reorganization or that are attributable to any of its other subsidiaries or affiliates. Currently, we are an indirect wholly-owned subsidiary of Lynch. After the consummation of this offering, Lynch will continue to own all of our Class B common stock, which will be entitled to cast at least 97% of the votes that may be cast by the holders of our common stock, but we will be a separate publicly-held company. The termination of our status as a wholly-owned subsidiary of Lynch is sometimes referred to in this prospectus as the "Separation."

BENEFITS OF THE SEPARATION; DETRIMENTS OF A LOSS OF AFFILIATION

    We believe that we will realize benefits from the Separation, including the following:

    GREATER STRATEGIC FOCUS. In addition to our business, Lynch generates significant revenue from other lines of business. Our focus will be on developing businesses and strategic opportunities for our products.

    BETTER INCENTIVES FOR EMPLOYEES AND GREATER ACCOUNTABILITY. We expect that the motivation of our employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our common stock. The separation will enable us to offer our employees compensation directly linked to the performance of our business, which we expect to enhance our ability to attract and retain qualified personnel.

    MORE DIRECT ACCESS TO CAPITAL MARKETS. As a separate, public company, we will have more direct access to the capital markets to issue debt or equity securities and to grow through acquisitions.

    On the other hand, it should be recognized that we have derived intangible benefits from being a subsidiary of Lynch, including management and oversight services that have been provided to us by Lynch. These benefits would be lost to us if Lynch ceased to own a majority of the voting power of our common stock, and the loss of such benefits could adversely affect our business.

SEPARATION AND ON-GOING INTER-COMPANY ARRANGEMENTS

    We have entered into a separation agreement providing for the separation of our business from Lynch. Lynch will continue to provide to us some management advisory and oversight services, including strategic, merger and acquisition, and financial services, essentially on the same basis as it has provided such services in the past. These services will be provided for a fee equal to $100,000 per annum, plus out-of-pocket expenses. The dollar amount of this fee will increase annually by an amount equal to the percentage increase in the consumer price index for the preceding year. The management services arrangement would terminate if Lynch were to cease to own a majority of the voting power of our common stock.

LYNCH'S CONTROL OF US FOLLOWING THE SEPARATION

    After the completion of this offering, Lynch will own 100% of the outstanding shares of our Class B common stock representing at least 97% of the voting power of our capital stock. Lynch has advised us that it may consider various alternatives with respect to its ownership of our Class B common stock, including a possible distribution of such Class B common stock to its own stockholders. In this connection, in order to preserve Lynch's ability to make such a distribution on a tax-free basis, which requires, among other things, that Lynch own stock having 80% of the voting power of all of our capital stock, the Class B common stock has five votes per share. Nonetheless, Lynch is not obligated to distribute any of its shares of our common stock to the holders of Lynch's common stock and it is not prohibited from selling such shares to a third party.

    Any shares of Class B common stock that are distributed by Lynch to the holders of its common stock will convert into an equal number of shares of Class A common stock which has one vote per share five years after the date of such distribution unless Lynch, in its sole discretion, accelerates the date of such conversion. Any shares of Class B common stock that are transferred by Lynch to an unaffiliated person or entity will convert into an equal number of shares of Class A common stock having one vote per share immediately upon the transfer of such shares to such entity or person which is not controlled by or is not under common control with Lynch.

                                USE OF PROCEEDS

    At a subscription price of $5.00 per share, the net proceeds from the sale of the 1,006,790 shares of Class A common stock that we are offering would be approximately $4,533,950 million after deducting estimated offering expenses payable by us. We do not know the number of shares of Class A common stock that will be sold.

    We expect to use the net proceeds from this offering to pay a demand promissory note in the principal amount of $1.5 million and bearing interest at the rate of 4% per annum commencing November 30, 2002 that we distributed to Lynch as a dividend on November 30, 2000, in order to reduce the amount of Lynch's investment in us. The balance of the net proceeds of this offering, if any, will be used as follows: approximately $1.0 million will be used for capital expenditures at our Yankton, South Dakota facility, and the remainder of that balance will be used for potential acquisitions of complementary products, technologies or businesses. In the short term, prior to commencing any capital expenditures or any acquisition, we will use a portion of the proceeds to satisfy indebtedness under our revolving line of credit which currently stands at approximately $0.8 million, and currently bears interest at the rate of 9.0%. Capital expenditures at our Yankton, South Dakota facility will be used to increase the capacity and efficiency of our manufacturing facilities and to develop new technologies and new products. If the net proceeds of this offering are less than $4.5 million, we will pay down less, or none, of our existing indebtedness under our revolving line of credit and, if necessary, scale back or forego acquisitions that require cash investments on our part that cannot be financed through other means and finance our planned capital expenditures out of our line of credit or our cash flow from operations. We would endeavor to obtain sufficient financing to go forward with acquisitions if such financing becomes necessary. Pending the uses described above, we intend to invest the net proceeds of this offering in investment grade, interest-bearing instruments.

                                DIVIDEND POLICY

    We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs. In addition, our current credit facility imposes restrictions upon our payment of cash dividends in excess of 50% of net income for the prior fiscal year without our lender's consent.

                                 CAPITALIZATION

    The following table presents our capitalization as of September 30, 2000. We have not presented our capitalization as adjusted to give effect to the receipt by us of the net proceeds, from the sale of shares of Class A common stock in this offering since there can be no assurance that any shares of our Class A common stock will be sold pursuant to this offering.

                                                              (IN THOUSANDS)
                                                              --------------
Demand note due to parent(1)................................      $1,500
Short-term notes payable to bank and related parties........       1,008
Due to parent...............................................         118
Long-term notes payable to related parties, less current
  portion...................................................          99
Stockholders' equity:
  Preferred Stock, $.01 par value, 1,000,000 shares
    authorized, none issued or outstanding..................
  Class A common stock, $0.01 par value, 12,000,000 shares
    authorized,          shares issued and outstanding,
    actual and shares as adjusted...........................           0
  Class B common stock, $0.01 par value, 13,000,000 shares
    authorized,          shares issued and outstanding,
    actual and as adjusted(2)...............................           0
  Additional paid-in capital................................           0
  Retained earnings.........................................
  Less: treasury stock......................................           0
Net assets(3)...............................................       5,770
                                                                  ------
Total capitalization........................................      $8,495
                                                                  ======

------------------------

(1) The amount shown in the above table as "Demand note due to parent" reflects our obligation to pay Lynch $1.5 million with respect to a dividend which we declared shortly prior to this offering. Such dividend was paid in the form of a demand promissory note in the principal amount of $1.5 million. The effect of this dividend has been reflected retroactively in the combined financial statements as of and for the six months ended June 30, 2000.

(2) The information in the above table excludes 1,125,000 shares of Class A common stock that are reserved for issuance under our 2000 stock Option Plan.

(3) The amount shown in the above table as net assets represents the net investment of Lynch in us, after giving effect to the dividend discussed in Note (1) above.

                                    DILUTION

    Our net tangible book value as of September 30, 2000, was $5,770,000, or $0.89 per common share. Net tangible book value represents our total tangible assets less total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to the sale of 1,006,790 shares of Class A common stock at a subscription price of $5.00 per share and deducting the estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2000 would have been $10,303,950 or $1.37 per share. This represents an immediate increase in pro forma net book value of $0.48 per share to existing stockholders and an immediate dilution of $3.63 per share to new investors purchasing shares of our Class A common stock in this offering. The following table illustrates the per share dilution to the new investors.

Subscription price per share................................  $5.00
  Pro forma net tangible book value per share as of
    September 30, 2000......................................  $0.89
  Increase in pro forma net tangible book value per share
    attributable to new investors...........................  $0.48
Pro forma net tangible book value per share after this
  offering..................................................  $1.37
Dilution per share to new investors.........................  $3.63

    The amounts of the "Pro forma net tangible book value per share after this offering" would be less, and the "Dilution per share to new investors" would be more, if less than 1,006,790 shares of our Class A common stock were sold pursuant to this offering. For example, if only 500,000 shares of our Class A common stock were sold pursuant to this offering, the "Pro forma net tangible book value per share after this offering" would be $1.11 and the "Dilution per share to new investors" would be $3.89.

    The following table summarizes, on a pro forma basis as of September 30, 2000, the differences between the existing stockholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid and the average price paid per share at a subscription price of $5.00 per share, in each case assuming a sale of 1,006,790 shares of our Class A common stock pursuant to this offering:

                                             SHARES PURCHASED      TOTAL CONSIDERATION
                                           --------------------   ---------------------   AVERAGE PRICE
                                            NUMBER     PERCENT      AMOUNT     PERCENT      PER SHARE
                                           ---------   --------   ----------   --------   -------------
Existing stockholders....................  6,500,000      87%     $5,770,000      50%         $0.89
New investors............................  1,006,790      13%      5,033,950      50%          5.00
                                           ---------     ---      ----------     ---          -----
Total....................................                100%                    100%         $1.44
                                                         ===                     ===          =====

    The information in the tables above excludes options under our 2000 Stock
Option Plan to purchase       shares of Class A common stock which we have
granted effective upon consummation of this offering at an exercise price per share equal to the subscription price.

                    SELECTED COMBINED FINANCIAL INFORMATION

    The following selected combined financial data for the five years ended December 31, 1999 are derived from our audited financial statements and are presented on the basis described in Note 1 of the Notes to Combined Financial Statements. The financial data for the nine month periods ended September 30, 1999 and 2000 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods.

    Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000. The following data should be read in conjunction with the combined financial statements, related notes, and other financial information included elsewhere in this prospectus.

                                                                                                   NINE MONTHS
                                                                                                      ENDED
                                                      YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                        ----------------------------------------------------   -------------------
                                          1995       1996       1997       1998       1999       1999       2000
                                        --------   --------   --------   --------   --------   --------   --------
                                                                      (IN THOUSANDS)
COMBINED STATEMENT OF INCOME DATA:
Net sales.............................  $20,118    $18,433    $22,828    $22,798    $26,467    $19,457    $29,383
Cost of products sold.................   14,666     13,244     16,862     16,816     19,338     14,057     20,535
                                        -------    -------    -------    -------    -------    -------    -------
Gross profit..........................    5,452      5,189      5,966      5,982      7,129      5,400      8,848
Research and development expenses.....      801        834        779        674        856        630        675
Selling, general and administrative
  expenses............................    3,174      3,142      3,577      3,880      4,490      3,335      5,296
Equity-based compensation expense.....        0          0          0          0         --         --         --
                                        -------    -------    -------    -------    -------    -------    -------
Operating income......................    1,477      1,213      1,610      1,428      1,783      1,435      2,877
Interest expense......................      222        163        195        186        232        162         98
Other (income)........................        0          0          0          0        (17)       (17)         0
                                        -------    -------    -------    -------    -------    -------    -------
Income before income taxes............    1,255      1,050      1,415      1,242      1,568      1,290      2,779
Income tax expense....................      408        373        409        425        510        416        896
                                        -------    -------    -------    -------    -------    -------    -------
Net income............................  $   847    $   677    $ 1,006    $   817    $ 1,058    $   874    $ 1,883
                                        =======    =======    =======    =======    =======    =======    =======
Pro forma basic and diluted earnings
  per share(1)........................                                              $   .15               $   .27
                                                                                                          9/30/00
                                                                                                          --------
COMBINED BALANCE SHEET DATA:
Cash..................................  $   158    $    36    $    81    $     3    $   125               $   225
Working capital.......................    1,013      1,275      1,875      2,469      3,361                 3,454
Total assets..........................    7,375      6,389      8,858      8,898     10,940                15,443
Demand note due to parent(2)..........        0          0          0          0          0                 1,500
Due to parent.........................        0          0          0          0        118                   118
Long-term notes payable to related
  parties, less current portion.......      342         95          0          0        199                    99
Net assets(2).........................    2,495      3,172      3,927      4,745      5,387                 5,770

------------------------

(1) See Note 13 to our Combined Financial Statements, contained in this Prospectus.

(2) Includes our obligation to pay Lynch $1.5 million with respect to a dividend which we declared shortly prior to this offering. Such dividend was paid in the form of a demand promissory note in the principal amount of $1.5 million. The effect of this dividend has been reflected retroactively in the combined financial statements as of and for the nine months ended September 30, 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion of our results of operations and financial condition in conjunction with the financial statements and other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may be materially different from those anticipated in these forward-looking statements resulting from a variety of factors, including, but not limited to, those under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

    We are a leading designer, manufacturer and marketer of custom designed frequency control devices that provide essential frequency control and timing references for infrastructure equipment used by the communications industry. Our devices support fixed and mobile wireless, copper wire, coaxial cable and fiber optic long haul and last mile systems. Our products are incorporated into, among other things, cellular base stations, microwave radios, transceivers, network switches and routers and ethernet and fiber optic systems. In recent years we have focused our business on the rapidly growing communications industry.

    Over the past two years, we have introduced new management executives in three areas critical to our success. In early 2000, we added Robert R. Zylstra, our President and Chief Executive Officer. In early 1999, we added Gregory T. Rogers, our Vice President of Engineering, and John R. Kerg, Jr., our Vice President of Sales and Marketing. Under the leadership of our new CEO, the management team has focused on developing and implementing our strategic initiatives to grow the business in the communications industry.

    Virtually all of our net sales are derived from the delivery of frequency control devices, including packaged quartz crystals and oscillator modules. The demand for our frequency control products depends upon many factors, including continued investment in the expansion and improvement of communications infrastructure and the need for more advanced frequency control devices. In 1999 and the first nine months of 2000, the majority of our net sales was related to the communications infrastructure industry.

    We recognize net sales at the time of shipment to the customer. Sales of our custom designed products are final and are made with no right of return after shipment.

    A significant portion of our net sales has been derived from customers outside the United States and we expect that to continue. Our international sales represented approximately 46% of our net sales in the first nine months of 2000. This consisted of approximately 20% from customers in Canada, 12% from customers in Asia, 5% from customers in Western Europe, 4% from customers in Mexico and 5% from other international customers. All of our sales are denominated in United States dollars and therefore our currency risk on international sales is limited. Some manufacturers that produce items for us invoice us in Japanese Yen. Purchases denominated in Yen account for approximately 14.0% of our total purchases. We make no material purchases in any other foreign currency.

    We manufacture products at our Yankton, South Dakota facility. In addition, we utilize the services of two contract manufacturers in South Korea and China to produce product for us. In the first nine months of 2000, sales of products manufactured for us in South Korea and China represented approximately 39% of our net sales. All of our purchases from our contract manufacturers are denominated in United States dollars.

    We derive a significant portion of our net sales from our ten largest customers. Our top ten customers accounted for approximately 60% of net sales in the first nine months of 2000. In the first nine months of 2000, Newbridge Networks, a subsidiary of Alcatel, accounted for approximately 10.0% of our net sales. No other customers accounted for more than 10% of our net sales in the first nine months of 2000.

    Our customers include original equipment manufacturers, contract manufacturers and distributors. Over recent years, sales to contract manufacturers and distributors have increased at a higher rate than sales to original equipment manufacturers. As a general matter, sales to both contract manufacturers and distributors generate lower margins than sales to original equipment manufacturers. Sales to contract manufacturers and distributors comprised approximately 53% of our net sales in the first nine months of 2000. Other factors that can affect our gross margins include product mix in any given period, competitive pressures and manufacturing costs. We expect that over time our increased emphasis on working closely with designers at original equipment manufacturers to have our products specified for use in the products of the original equipment manufacturers will contribute positively to our overall gross margins.

    Cost of products sold consists of the cost of manufacturing services on products produced by our two contract manufacturers and the cost of purchased components and direct materials cost for internally manufactured components, compensation and employee benefits for manufacturing personnel and purchasing and manufacturing overhead cost. We expect our cost of products sold to decrease as a percentage of sales as the scale of our operations increases and provides greater coverage of fixed costs.

    Research and development expenses consist primarily of compensation and related costs for personnel as well as costs related to materials, supplies and depreciation of equipment utilized in our research and development efforts. All research and development cost is expensed as incurred. We intend to increase our spending on research and development significantly by increasing the size of our research and development staff.

    Selling, general and administrative expenses consist primarily of wages and benefits, as well as expenses related to marketing, administrative and support activities and a management fee paid to Lynch, our parent, for advisory and oversight services, such as finance, cash management, legal, and human resources provided to us. Lynch charges us $100,000 per year for these services based principally upon Lynch's estimate of its corporate overhead costs, which it allocates among its subsidiaries. In the our opinion, these charges are reasonable in light of the services provided, however, the costs of these services as allocated to us by Lynch are not necessarily indicative of the costs that we would have incurred on a stand-alone basis. For a discussion of this, please see Note 1, Basis of Presentation, to our combined financial statements appearing elsewhere in this Prospectus.

    Equity-based compensation expense consists of compensation that accrued to the benefit of certain executives based upon our financial performance over a defined period of time.

BASIS OF PRESENTATION

    We are the successor to a South Dakota corporation that transferred all of its assets and liabilities to us, other than its investment in another corporation that is engaged in a different line of business than ours, in connection with a reorganization of some of the subsidiaries and affiliates of our parent, Lynch. Our combined financial statements have been prepared using the historical basis of assets and liabilities and historical results of operations of our predecessor, including the accounts of its wholly-owned foreign subsidiary but excluding any assets or liabilities relating to our predecessor's investment in another corporation. Significant intercompany accounts and transactions have been eliminated.

    The historical financial information presented in this prospectus reflects periods during which we did not operate as an independent public company. Such information, therefore, may not necessarily reflect our results of operations, financial condition or cash flows in the future or what they would have been had we been an independent public company during the reporting periods. It is likely that our administrative expenses will increase as a result of additional financial reporting requirements, stock listing and transfer fees, directors' fees, insurance compensation, and other costs associated with being a public company.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, our combined financial data expressed as a percentage of net sales:

                                                                                        NINE MONTHS
                                                      YEAR ENDED                           ENDED
                                                     DECEMBER 31                        SEPTEMBER 30
                                         ------------------------------------      ----------------------
                                           1997          1998          1999          1999          2000
                                         --------      --------      --------      --------      --------
Net Sales..........................       100.0%        100.0%        100.0%        100.0%        100.0%
Cost of products sold..............        73.9          73.8          73.1          72.2          69.9
                                          -----         -----         -----         -----         -----
Gross profit.......................        26.1          26.2          26.9          27.8          30.1
Research and development
  expenses.........................         3.4           3.0           3.2           3.2           2.3
Selling, general and administrative
  expenses.........................        15.6          17.0          17.0          17.2          18.0
Equity-based compensation
  expense..........................          --            --            --            --            --
                                          -----         -----         -----         -----         -----
Operating income...................         7.1           6.2           6.7           7.4           9.8
Interest expense...................         0.9           0.8           0.9           0.9           0.3
Other (income).....................          --            --          (0.1)         (0.1)           --
                                          -----         -----         -----         -----         -----
Income before income taxes.........         6.2           5.4           5.9           6.6           9.5
Income tax expense.................         1.8           1.8           1.9           2.1           3.1
                                          -----         -----         -----         -----         -----
Net income.........................         4.4%          3.6%          4.0%          4.5%          6.4%
                                          =====         =====         =====         =====         =====

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE NINE MONTHS ENDED
  SEPTEMBER 30, 1999

    NET SALES. Net sales increased $9.9 million, or 51%, to $29.4 million for the nine months ended September 30, 2000 from $19.5 million for the nine months ended September 30, 1999. The increase in net sales was primarily due to increased demand for most of our products by existing customers. Approximately 10% of the increase in net sales was due to an increase in sales of our temperature controlled oscillators (TCXOs), which were first introduced in mid-1999. Continuing a recent trend, sales to contract manufacturers and distributors increased 100% vs. 10% for our sales to original equipment manufacturers, or OEM's. Sales to contract manufacturers and distributors accounted for 52.4% of our net sales, in the nine months ended September 30, 2000, compared to 37.5% of our net sales, in the nine months ended
September 30, 1999.

    GROSS PROFIT. Gross profit increased to $8.8 million, or 30.1% of net sales, for the nine months ended September 30, 2000 from $5.4 million, or 27.8% of net sales, for the same period in 1999. The primary improvement in the gross margin was due to the increased volume of products manufactured and shipped which accounted for 2.4% of the improvement with other items representing less than .5%. Improvements in the gross margin percentage were partially offset by increased sales of products to contract manufacturers and distributors at lower margins representing approximately .7% deterioration in margins.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased $45,000, or 7.0%, to $675,000, or 2.3% of net sales, for the nine months ended September 30, 2000, compared to $630,000, or 3.2% of net sales, for same period in 1999. The increase in expense resulted from investments for new product development. We expect total research and development expense to be approximately $1.0 million for the year ending December 31, 2000 and $2.0 million for the year ending December 31, 2001. The additional research and development funds will be used to invest in product development, hire additional engineers and continue to use outside services to support our new product initiatives.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased $1,961,000, or 58.8%, to $5.3 million, or 18.0% of net sales, for the nine months ended September 30, 2000 from $3.3 million, or 17.2% of net sales, for the same period in 1999. The increased expense was due to increased commissions associated with our increase in net sales and increased incentive compensation as a result of increased profitability. Equity-based compensation expense was $516,000 for the nine months ended September 30, 2000 compared to $25,076 for the same period in 1999. The increased compensation expense was due to our improved financial performance and the addition of our new President and Chief Executive Officer in January 2000.

    OTHER INCOME. The amount of $17,256 for 1999 was derived from the sales of test equipment to one of our contract manufacturers.

    INTEREST EXPENSE. Interest expense decreased $63,000 from $162,000 for the nine months ended September 30, 1999 to $98,000 for the nine-month period ended September 30, 2000. The lower expense is attributed to lower borrowing levels.

    INCOME TAXES. Our tax provision increased $.5 million, or 115% to $.9 million for the nine months ended September 30, 2000 from $.4 million for the same period in 1999. The effective tax rate was approximately 32% for each of the nine-month periods. The State of South Dakota does not levy an income tax on business conducted in the state.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    NET SALES. Net sales increased $3.7 million, or 16.1%, to $26.5 million in 1999 from $22.8 million in 1998. The increase in net sales was primarily due to increased sales volume of frequency control devices delivered to communications infrastructure equipment suppliers, including increased sales of voltage controlled crystal oscillators in 1999 arising from an increase in sales to a non-U.S. customer. Net sales for 1999 were also increased by the introduction in 1999 of our temperature controlled oscillators.

    GROSS PROFIT. Gross profit increased $1.1 million, or 19.2%, to $7.1 million, or 26.9% of net sales, in 1999 from $6.0 million, or 26.2% of net sales, in 1998. The primary reason for the improvement in gross profit was the increase in volume of products manufactured and shipped. The gross margin percentage benefitted from increased volume which resulted in a better utilization of fixed overhead, but that was offset by manufacturing inefficiencies and quality control problems which were experienced as we rapidly increased the rate of throughput at our South Dakota facility to meet increased customer demand.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased $182,000, or 27.0%, to $856,000, or 3.2% of net sales, in 1999 from
$674,000, or 3.0% of net sales, in 1998. The increase in research and development expense was due to increased staffing and the finalization of a number of new products and enhancements of existing lines, including the development of the temperature controlled oscillator.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $548,000, or 14.1%, to $4.4 million, or 16.8% of net sales in 1999, from $3.9 million, or 17.0% of net sales, in 1998. The increased expense was primarily due to increased commissions associated with our increase in net sales and, to a lesser extent, the addition of our Vice President of Sales and Marketing to fill a position which had been vacant since mid-1997. Equity-based compensation expense for the year ended December 31, 1999 was $62,000. The plan under which the expense accrued was adopted in 1999 and no such expense was accrued during the year ended December 31, 1998.

    OTHER INCOME. The amount of $17,256 was derived from the sales of test equipment to one of our contract manufacturers.

    INTEREST EXPENSE. Interest expense increased to $232,000 in 1999 from $186,000 in 1998 as a result of increased borrowings and higher interest rates.

    INCOME TAX EXPENSE. Income tax expense increased to $510,000 in 1999 from $425,000 in 1998 due primarily to improved earnings. The effective tax rates were 32.5% in 1999 and 34.2% in 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    NET SALES. Net sales for 1998 were $22.8 million, unchanged from 1997. Sales volume and types of products sold remained relatively constant for 1997 and 1998 reflecting the lack of growth of the industry during this time period.

    GROSS PROFIT. Gross profit for 1998 was $6.0 million, unchanged from 1997. Types of products sold and costs associated with sales remained relatively constant for 1997 and 1998.

    RESEARCH AND DEVELOPMENT EXPENSES.  Research and development expenses
decreased $105,000, or   13.5%, to $674,000, or 3.0% of net sales, in 1998 from
$779,000, or 3.4% of net sales, in 1997. This decrease was caused, primarily, by lower employment costs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $303,000, or 8.5%, to $3.9 million, or 17.0% of net sales, in 1998 from $3.6 million, or 15.6% of net sales, in 1997. The increased expense, both in dollar terms and as a percentage of sales, was due to increased commissions as a percent of sales and increased marketing expenses.

    INTEREST EXPENSE.  Interest expense was $186,000 in 1998 and $195,000 in
1997.

    INCOME TAX EXPENSE. Income tax expense was $425,000 in 1998 and $409,000 in 1997. The effective tax rates were 34.2% in 1998 and 28.9% in 1997.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth our unaudited quarterly results of operations data for the eight quarters ended September 30, 2000, and the data expressed as percentages of our net sales for the same periods. This information has been prepared on the same basis as the audited combined financial statements appearing elsewhere in this prospectus and, in our opinion, contains all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the unaudited quarterly results of operations set forth below. Results of operations for any previous quarter are not necessarily indicative of the results you can expect for the entire year or any future period.

                                       DEC 31     MAR 31     JUN 30     SEP 30     DEC 31     MAR 31     JUN 30     SEP 30
                                        1998       1999       1999       1999       1999       2000       2000       2000
                                      --------   --------   --------   --------   --------   --------   --------   --------
Net sales...........................   $5,807     $5,425     $6,946     $7,088     $7,008     $8,410    $10,074    $10,899
Cost of products sold...............    4,153      3,902      5,071      5,085      5,280      5,811      7,081      7,643
                                       ------     ------     ------     ------     ------     ------    -------    -------
Gross profit........................    1,654      1,523      1,875      2,003      1,728      2,599      2,993      3,256
Research and development expenses...      185        202        224        204        226        200        197        278
Selling, general and administrative
  expenses..........................      989        988      1,192      1,156      1,154      1,548      1,839      1,909
                                       ------     ------     ------     ------     ------     ------    -------    -------
Operating income....................      480        333        459        643        348        851        957      1,069
Interest expense....................       40         35         50         77         70         48         28         22
Other (income)......................       --         --         --        (17)        --         --         --         --
                                       ------     ------     ------     ------     ------     ------    -------    -------
Income before income taxes..........      440        298        409        583        278        803        929      1,047
Income tax expense..................      153         98        129        189         94        260        301        335
                                       ------     ------     ------     ------     ------     ------    -------    -------
Net income..........................   $  287     $  200     $  280     $  394     $  184     $  543    $   628    $   712
                                       ======     ======     ======     ======     ======     ======    =======    =======

                            PERCENTAGE OF NET SALES

                                     DEC 31     MAR 31     JUN 30     SEP 30     DEC 31     MAR 31     JUN 30     SEP 30
                                      1998       1999       1999       1999       1999       2000       2000       2000
                                    --------   --------   --------   --------   --------   --------   --------   --------
Net sales.........................   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%       100%
Cost of products sold.............    71.5       71.9       73.0       71.7       75.3       69.1       70.3       70.1
                                     -----      -----      -----      -----      -----      -----      -----      -----
Gross profit......................    28.5       28.1       27.0       28.3       24.7       30.9       29.7       29.9
Research and development
  expense.........................     3.2        3.7        3.2        2.9        3.2        2.4        1.9        2.6
Selling, general and
  administrative expense..........    17.0       18.3       17.2       16.0       16.0       16.3       16.4       17.5
                                     -----      -----      -----      -----      -----      -----      -----      -----
Operating income..................     8.3        6.1        6.6        9.1        5.0       10.2        9.5        9.8
Interest expense..................     0.7        0.6        0.7        1.1        1.0        0.6        0.3        0.2
Other (income)....................      --         --         --       (0.2)        --         --         --         --
                                     -----      -----      -----      -----      -----      -----      -----      -----
Income before income taxes........     7.6        5.5        5.9        8.2        4.0        9.6        9.2        9.6
Income tax expense................     2.6        1.8        1.9        2.7        1.3        3.1        3.0        3.1
                                     -----      -----      -----      -----      -----      -----      -----      -----
Net income........................     5.0%       3.7%       4.0%       5.5%       2.7%       6.5%       6.2%       6.5%
                                     =====      =====      =====      =====      =====      =====      =====      =====

    Our operating results have historically been subject to quarterly and annual fluctuations. We anticipate that factors affecting our future operating results will include the timing of significant orders, patterns of capital spending by the communications industry, market acceptance of new or enhanced versions of our products and changes in the pricing of our products. In addition, the timing and level of our research and development expenditures could cause quarterly results to fluctuate. A substantial portion of our annual revenues comes from sales to a relatively small number of customers. Our revenues and operating results for a period may be affected by the timing of orders received or orders shipped during a period. See "Risk Factors--Risks Related to Our Business--Our sales and operating results can fluctuate significantly from period to period, thereby potentially adversely affecting the market price of our stock." Gross profits were relatively stable for the periods shown until the fourth quarter of 1999 when margins declined by approximately 2.4%. This decline in margins occurred when one of our major customers changed its specifications for frequency control devices we produced for that customer. We experienced a one-time decline in manufacturing yields as we adjusted our manufacturing processes to meet that customers revised specifications. Equity based compensation increased as previously explained due to improved financial performance and the addition of our new President and Chief Executive Officer in January, 2000 which impacted selling, general and administrative costs in the quarters ended
June 30, 2000 and September 30, 2000.

LIQUIDITY AND CAPITAL RESOURCES

    As a free-standing subsidiary of Lynch, we have historically managed our own cash, debt, receivables and payables. We do not expect our separation from Lynch to have a material impact on the management of our capital resources.

    As of September 30, 2000, we had working capital of $3.5 million, as compared to $3.4 million as of December 31, 1999. The increase in our working capital position was due primarily to increased receivables and inventories to support higher levels of business activity and lower accounts payable largely offset by a declaration of a dividend in the amount of $1.5 million in the form of a demand promissory note payable to Lynch, higher levels of accrued expenses, higher accruals for incentive compensation and higher notes payable. As of September 30, 2000, we had $.8 million outstanding on our line of credit, compared to $2.7 million outstanding at December 31, 1999. At September 30, 2000 we had $2.4 million available on our line of credit.

    Cash provided by (used in) operating activities was $2.6 million for the nine months ended September 30, 2000, $(177,000) for the nine months ended September 30, 1999, $58,000 in 1999, $1.1 million in 1998, and $102,000 in 1997.
Net cash provided by operating activities for the nine months ended
September 30, 2000 was due to increased sales and profitability. In addition, accounts payable increased also reflecting the increased activity, offset by increases in accounts receivable and inventory that also reflected the increased activity. Net cash used in operating activities for the nine months ended September 30, 1999 was due to lower levels of sales activity in this period compared to 2000 combined with increased accounts receivable and inventory partially offset by increased levels of accounts payable. Net cash used in operating activities in 1999 was due to increased accounts receivable and inventory levels related to the growth in our business in the second half of 1999, partially offset by increased accounts payable and accrued liabilities. Net cash provided by operating activities in 1998 was due to profitable operations supplemented by increases in accounts payable and accrued expense and by decreases in accounts receivable partially offset by increased levels of inventory. Net cash provided by operating activities in 1997 was due to profitable operations supplemented by increases in accounts payable and accrued expenses almost completely offset by increased accounts receivable and inventory levels.

    Net cash used in investing activities was $601,000 for the nine months ended September 30, 2000, $697,000 for the nine months ended September 30, 1999, $804,000 in 1999, $878,000 in 1998 and $679,000 in 1997. Net cash used in investing activities for each of these periods was for capital expenditures. We expect 2000 capital expenditures to be approximately $1.6 million. The increase is principally related to expenditures of approximately $600,000 for capacity expansion at our Yankton, South Dakota facility and approximately $500,000 for equipment which is expected to reduce our costs. For 2001, we expect capital expenditures to be approximately $3 million, principally for additional capacity increases.

    Net cash provided by (used in) financing activities was $(1.9) million for the nine months ended September 30, 2000, $888,000 for the nine months ended September 30, 1999, $868,000 in 1999, $(311,000) in 1998 and $623,000 in 1997.
Net cash used in financing activities for the nine months ended September 30, 2000 was for repayment of our line of credit of $1.8 million and repayment of $100,000 of long-term debt. Net cash provided by financing activities in 1999 was from increased net borrowings under our line of credit of 868,000. Net cash used in financing activities in 1998 resulted from decreased net borrowings under our line of credit of $217,000 and repayments of $94,000 of long-term debt. Net cash provided by financing activities in 1997 was from increased net borrowings of

$1.1 million under our line of credit partially offset by $250,000 payment of long-term debt and $250,000 of dividends to Lynch.

    At September 30, 2000 we had a $3.7 million revolving credit facility that is secured by substantially all of our personal property. As of September 30, 2000, $800,000 was borrowed against the facility, $.5 million was in support of a standby letter of credit and $2.4 million of credit remained available, subject to borrowing base provisions. Interest on the amounts outstanding under the facility accrue at the bank's prime rate minus 0.5%. Our effective interest rate was 9.0% at September 30, 2000. The revolving credit agreement presently requires us, among other things, to maintain a specified minimum tangible net worth ratio and limits capital expenditures and the payments of dividends on capital stock. As of September 30, 2000, we were in compliance with all covenants under the revolving credit agreement. The revolving credit facility expires in May 2001. Subsequent to this offering, we do not anticipate paying any dividends on our common stock for the foreseeable future.

    Our primary capital requirements are for working capital to fund the necessary levels of inventory and accounts receivable, to sustain the Company's sales growth, for capital expenditures and for acquisitions. We believe that anticipated cash flow from operations and the amounts available under our line of credit, together with the proceeds from this offering, after payment of indebtedness, will satisfy our projected working capital and capital expenditure requirements through the next twelve months. In the event that the proceeds of this offering are less than we expect, we believe that anticipated cash flow from operations and the amounts available under our line of credit will satisfy projected working capital and capital expenditure requirements for the next twelve months provided that we may scale back, or forego, acquisitions that require cash investments on our part that cannot be financed through other means. Thereafter, working capital and capital expenditures are expected to be financed through internal cash flow and, as required, through increased bank lines supported by an increasing equity base. To the extent that we grow more rapidly than expected, we may need additional cash to finance our operating and investing activities. In addition as part of our growth strategy, we intend to make acquisitions from time to time. Such acquisitions may require us to engage in public or private debt or equity issuances. We cannot be certain that financing will be available to us when we need it on favorable terms or at all. Also, any debt financing could increase our debt to equity ratio and may limit our ability to fund capital expenditures and dividends. Future issuances of shares to finance or to effect acquisitions could result in dilution.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISKS

    We may be exposed to market risk from changes in interest rates on borrowings under our revolving line of credit.

    As of December 31, 1999, we were subject to interest rate risk on approximately $2.7 million of variable rate debt. Each 1.0% of increase in the interest rate would impact annual pre-tax earnings by approximately $27,000 if applied to that total.

    We are not exposed to significant market risk from fluctuations in foreign currency exchange rates because our products are sold in U.S. dollars.

    We enter into forward exchange contracts to purchase Japanese Yen to hedge certain firm purchase commitments denominated in Yen. The purpose of our foreign currency-hedging activities is to protect us from the risk that the eventual dollar cash flows resulting from the purchase of inventories from international suppliers will be adversely affected by changes in exchange rates. At
September 30, 2000 we had forward exchange contracts, all having maturities of 3 months or less, of $400,000. Gains or losses on these contracts are deferred and accounted for as part of the underlying transaction. The amount of deferred gains or losses were not material at September 30, 2000.

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
BACKLOG

    We had backlog orders of approximately $13.2 million at September 30, 2000 compared with $6.1 million at September 30, 1999. We had backlog orders of approximately $6.9 million at December 31, 1999, compared with $3.6 million at December 31, 1998. We include as backlog those orders which are subject to specific production release orders under written contracts, verbal and written orders from distributors with which we have had long-standing relationships, as well as written purchase orders from sales representatives. Our customers may cancel or defer orders without significant penalty. We believe that substantially all of our backlog at September 30, 2000, will be shipped during the subsequent six months. See "Risk Factors--Risks Related to Our Business--Our backlog may not result in future sales" for a discussion of risks associated with our backlog.

IMPACT OF ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended by SFAS No. 137 and SFAS No. 138) which will be effective for us in January 2001. SFAS No. 133 requires us to recognize all derivatives as assets or liabilities on the balance sheet and to measure them at fair value on a marked-to-market basis. This applies whether the derivatives are stand-alone instruments, such as forward currency exchange contracts and interest rate swaps or collars, or embedded derivatives, such as call options contained in convertible debt investments. Along with the derivatives, the underlying hedged items are also to be marked-to-market on an ongoing basis. These market value adjustments are to be included either in net earnings in the Statement of Operations or in other comprehensive income (and accumulated in stockholders' equity), depending on the nature of the transaction. We do not expect SFAS No. 133 to have a significant effect on our results of operations or financial position.

    In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101 Revenue Recognition in Financial Statements. SAB No. 101 requires us to recognize revenue when it is realized and earned, which includes persuasive evidence of a sales agreement, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. Given our current method of recognizing revenue, we believe that our financial statements comply with SAB No. 101.

    In March 2000, the FASB issued FASB Interpretation No. 44 (FIN
44) Accounting for Certain Transactions involving Stock Compensation. This interpretation clarifies the application of Accounting Principles Board Opinion No. 25 for certain issues. The adoption of FIN 44 did not have a significant effect on our earnings or financial position.

                                  OUR BUSINESS

OVERVIEW

    We are a leading designer, manufacturer and marketer of custom designed electronic components that are used to control the frequency or timing of electronic signals in communications equipment. Our devices, which are commonly called frequency control devices, crystals or oscillators, support fixed and mobile wireless, copper wire, coaxial cable and fiber optic systems. Our products are incorporated into, among other things, telecommunications infrastructure equipment such as cellular base stations, microwave radios, transceivers and telephone network switches, as well as computer network switches and ethernet and fiber optic systems. We sell our products to communications original equipment manufacturers, contract manufacturers and to distributors. Original equipment manufacturers who incorporate our products in their equipment include: ADC Telecommunications; Adtran, Inc.; Cirrus Logic; Cisco Systems; Ericsson; Lucent Technologies; Marconi; Newbridge; Nortel Networks and Paradyne. Our contract manufacturer customers include: Celestica; Flextronics International; Jabil Circuit; SCI Systems and Solectron. Our distributor customers include: All American Semiconductor; Arrow Electronics; Avnet and Pioneer Standard Electronics.

    Our products are quartz crystal based frequency control devices consisting of packaged quartz crystals and oscillators incorporating those crystals. Our frequency control devices produce an electrical signal that is used as a carrier signal for the transmission of information, as a timing signal for digital circuits, or as a reference frequency for devices that transmit and receive information. Our products enable communications equipment manufacturers and communications service providers to meet the increasing demands of their customers because they produce an electrical signal that is:

    - accurate--the frequency of the signal does not change significantly over a period of time;

    - stable--the frequency of the signal does not vary significantly when our product is subjected to a range of operating temperatures; and

    - has low electronic noise--the signal does not add interfering signals that can degrade the performance of the communications system.

    Increased accuracy allows for better frequency management in a communications system, thereby permitting more signals/data to be transmitted in a given range of frequencies. An accurate signal is also essential as a reference for the transmission of digital information, which must be transmitted in precisely timed pulses.

    Low electronic noise is essential to the accurate transmission and reception of information over any given signal, since electronic noise can distort or degrade the desired signal. In addition, our frequency control devices are used as reference oscillators for devices, known as phase locked loop synthesizers, that multiply the frequency of an electronic signal. Low electronic noise is essential in such applications since inaccuracies in data transmission that are created by electronic noise will be multiplied to the same extent that the frequency of a signal is multiplied by the synthesizer.

    Our products exhibit low aging characteristics, that is, the performance of our products will not deteriorate significantly over time. Low aging is essential to our customers since our products are often expected to be used without replacement, over long periods of time in applications such as remotely located cellular transmission stations.

    We believe that quartz crystal based technology is the best means of producing low aging frequency control devices that are accurate and stable with low electronic noise. Our frequency control devices generate signals that are significantly more accurate than those produced by high volume manufacturers, and more reliable than those produced by many other producers of frequency control devices. There are frequency control devices that are based upon materials other than quartz, but these devices are either not as accurate as are required by our customers or are too expensive for most applications. In addition, some frequency control devices use relatively new technologies that we do not use to produce signals at higher frequencies than the signals produced by our products. To date, however, these devices have not proven to be competitive, in terms of cost or performance, with our frequency control devices, except in applications requiring the generation of very high frequencies.

    In addition we sell crystals and oscillators which are used outside the communications industry. These frequency control devices are used in microprocessor and computer applications. We expect this portion of our business to decline over time as we increase our emphasis on the growing communications market.

    We have over 35 years of experience designing, manufacturing and marketing crystal based frequency control products. Our customers rely on the skills of our engineering and design team to help them solve frequency control problems during all phases of their products' life cycles, including product design, prototyping, manufacturing and subsequent product improvements. Our resources allow us to design and prototype custom frequency control solutions quickly and our involvement with our customers during the early phases of their products' life cycles permits us to provide excellent service and support throughout all phases of the products' life cycles.

INDUSTRY BACKGROUND

    The communications industry is in the midst of an expansion that is attributable to, among other things:

    - increased use of mobile wireless communications for voice, video, paging and data transmission;

    - growth in demand for high speed Internet access and other information transmission and retrieval services;

    - deregulation and privatization of the communications industry worldwide;
      and

    - development and expansion of new fixed wireless high speed, high capacity information transmission systems to support the convergence of voice, video and data transmission.

    INCREASED GLOBAL DEMAND FOR MOBILE WIRELESS VOICE AND INFORMATION TRANSMISSION SERVICES REQUIRES AN EXPANSION OF WIRELESS INFRASTRUCTURE. The increase in the use of mobile wireless systems by consumers and businesses for transmitting voice, video, paging and data signals over analog, cellular, digital cellular and digital personal communications services (PCS) systems is driving the expansion of wireless infrastructure. Strategies Unlimited, a market research firm specializing in wireless communications, estimated in their most recent market survey published in December, 1999 that the number of global cellular/PCS subscribers would grow from 313 million in 1998 to approximately
1.3 billion by 2004. We have no reason to believe that such estimate will prove to be inaccurate and we believe that wireless service providers will expand their current infrastructure and implement new services that permit wireless transmission of integrated voice, video and data traffic. We believe these factors will require a substantial increase in capital investment for wireless communications infrastructure equipment employing frequency control devices. It should be recognized, however, that there have been reports in the media, as well as in some medical journals, that the use of hand-held wireless communications equipment may expose the user's brain to the risks of radiation. If such risks are proven to be, or are perceived by the public to be, substantial, the market for our direct and indirect customers' hand-held wireless communications equipment might be adversely affected, in which event the market for our products would be adversely affected.

    GLOBAL DEMAND FOR HIGH SPEED, HIGH CAPACITY INFORMATION TRANSMISSION SYSTEMS IS DRIVEN BY THE RAPID GROWTH IN USE OF HIGH SPEED INTERNET ACCESS AND OTHER INFORMATION TRANSMISSION AND RETRIEVAL SERVICES. Demand for information transmission and retrieval services over the Internet and other communications networks has grown dramatically as businesses and consumers increase their use of the

Internet as a global communications medium. Consumers are using the Internet for e-mail, audio, video, multimedia services, information gathering and shopping. Businesses are using the Internet to reach individual and business consumers and to enhance communications within their own organizations. This increased usage requires expanded capacity which is being met by additions to and upgrades in the communications infrastructure using equipment that employs precision frequency control devices.

    DEREGULATION AND PRIVATIZATION OF THE COMMUNICATIONS SERVICES INDUSTRY WORLDWIDE FOSTERS COMPETITION AMONG SERVICE PROVIDERS, WHICH LEADS TO INCREASED DEMAND FOR HIGH SPEED, HIGH CAPACITY INFORMATION TRANSMISSION EQUIPMENT. In the United States, local telephone exchange carriers, such as the regional Bell operating companies, were, until recently, the exclusive owners and operators of the copper wire connections between network backbones and their subscribers, commonly known as the last mile. The Federal Communications Act of 1996 intensified the competitive environment in the United States by requiring these telephone companies to provide access to portions of their networks, including the last mile, to competing providers. Outside the United States, many countries are privatizing their state-run telephone companies, liberalizing their laws and opening their markets to foreign investment and competition. To compete in this environment, many service providers seek to differentiate themselves and increase market share by offering integrated voice, video and data services. These integrated services are provided using high speed, high capacity information transmission equipment that employs precision frequency control devices.

    LIMITATIONS OF EXISTING ACCESS TECHNOLOGIES ARE DRIVING THE DEPLOYMENT OF FIXED WIRELESS HIGH SPEED, HIGH CAPACITY INFORMATION TRANSMISSIONS SYSTEMS. New fixed wireless technology offers quality of service comparable to land-line alternatives at data transmission speeds significantly faster than copper wire networks or coaxial cable and can be deployed in a much shorter time and at a much lower cost. These new fixed wireless systems employ frequency control devices in virtually all of their components.

OUR COMPETITIVE ADVANTAGES

    We believe that we are well positioned for continued and increased success in the evolving communications industry because:

    - we are focused on serving the communications industry;

    - our design and engineering expertise enables us to provide collaboration and design support services to original equipment manufacturers;

    - our integrated manufacturing capability allows us to implement rapidly production of new products;

    - we provide high quality, reliable products; and

    - we provide extensive customer service and technical support.

    WE ARE FOCUSED ON SERVING THE COMMUNICATIONS INDUSTRY. We focus on providing frequency control devices to the communications industry. We believe that the technical requirements of this market are unique and that our industry focus allows us to better understand and serve the needs and requirements of our customers.

    OUR DESIGN AND ENGINEERING EXPERTISE ENABLES US TO PROVIDE COLLABORATION AND DESIGN SUPPORT SERVICES TO ORIGINAL EQUIPMENT MANUFACTURERS. We have a design engineering group with many years of experience in the manufacture and design of frequency control devices. This experience provides us with the ability to design frequency control devices that meet the increasingly demanding needs of communication systems. To address these needs, designers of communications equipment have a broad range of options available to them. We believe that by collaborating with the original equipment manufacturers' designers early in the product development process, we increase our opportunity to have a designer specify our frequency control devices for use in the product being designed.

    OUR INTEGRATED MANUFACTURING CAPABILITY ALLOWS US TO IMPLEMENT RAPIDLY PRODUCTION OF NEW PRODUCTS. Competitive pressures are creating the need for original equipment manufacturers to reduce the design to production cycle time for new products. Our Yankton, South Dakota factory can perform each of the major processes required to convert basic quartz bars into finished frequency control devices. With this level of integration, we can offer faster turn-around on both prototype devices and custom made, high performance devices.

    WE SUPPLY HIGH QUALITY, HIGHLY RELIABLE FREQUENCY CONTROL DEVICES. We carefully control the manufacturing processes in our South Dakota facility and at our contract manufacturers. We believe that this control, and the attention to quality that drives it, allows us to offer high quality, highly reliable products.

    WE PROVIDE EXTENSIVE SERVICE AND TECHNICAL SUPPORT TO OUR CUSTOMERS. Our sales and customer service personnel have direct responsibility for specific customers and have the authority to respond to nearly all customer concerns. This allows us to quickly and effectively resolve customer issues as they arise. We believe that the quality of our customer service and technical support has been instrumental in winning repeat business in the past and our reputation for customer service and technical support will help us to win new business in the future.

STRATEGY

    Our objective is to build on the strength of our core expertise in packaged quartz crystal and oscillator technologies to become the supplier of choice to original equipment manufacturers who supply infrastructure equipment to the communications industry.

    LEVERAGE OUR REPUTATION AS A SERVICE ORIENTED AND DEPENDABLE SUPPLIER OF HIGH QUALITY, HIGHLY RELIABLE FREQUENCY CONTROL DEVICES. We intend to take advantage of our reputation as a service oriented, high quality supplier of reliable frequency control devices to achieve significant growth in market share. We believe that our focus on quality and reliability allows us to meet the increasingly demanding needs of our customers and that our customers will continue to turn to us to meet those needs. As the communications infrastructure evolves, we believe that our growth will be driven both by expanding our business with existing customers and by adding new customers.

    CAPITALIZE ON CHANGES TO OUR SALES PROCESS TO INCREASE OUR PENETRATION AT EXISTING CUSTOMERS AND TO ACQUIRE NEW CUSTOMERS. We have reorganized to make our sales representatives more accountable for the quality of service provided to our customers. Our new system assigns key account representatives who are responsible for ensuring the quality of service to their customers. The improved level of service that we provide to our existing customers allows us to build closer relationships with key customer personnel thereby resulting in greater sales opportunities. In addition, our new system will focus the efforts of our key account representatives on penetrating new customer accounts.

    INCREASE OUR DESIGN AND ENGINEERING CAPABILITIES AND CREATE HIGHER VALUE SOLUTIONS FOR OUR CUSTOMERS' DESIGN ENGINEERS. We intend to increase our investment in technical resources, including design and engineering personnel, to enable us to provide a higher level of design and engineering support to our customers. We believe that increasing our technical participation with our original equipment manufacturer customers in the early stages of their design process will lead to our frequency control devices being designed into their products more regularly.

    INCREASE OUR MANUFACTURING CAPACITY TO TAKE ADVANTAGE OF COMMUNICATIONS INDUSTRY GROWTH. To capitalize on strong demand we have committed to expand our manufacturing capacity at our main facility in South Dakota. We intend to increase the use of our offshore contract manufacturers who have recently committed to adding capacity on our behalf. In addition, our long term objective is to reduce the time it takes to manufacture our products which will result in further increases in our manufacturing capacity. To that end, we have dedicated additional resources to evaluating our manufacturing processes and to identifying and implementing process improvements.

    PURSUE SELECTED STRATEGIC ACQUISITIONS AND MERGERS. We believe that we can significantly enhance our business opportunities by acquiring technology, product portfolios and/or customer base. Some of these may offer immediate sales opportunities while others may meet longer term objectives. We plan to pursue these opportunities by making strategic acquisitions or by acquiring or licensing technology.

    EXPAND OUR PRODUCT LINE TO INCLUDE A BROADER RANGE OF FREQUENCY CONTROL DEVICES. We intend to design, manufacture and sell devices that control higher frequencies or provide greater precision than our current products. These devices will serve applications within the communications industry for which we do not currently provide products. We intend to achieve this through a combination of increased research and development and strategic acquisitions, if they are appropriate. We are currently planning to more than triple our expenditures on research and development over the next two years.

PRODUCTS

    Our products are high quality, reliable, technically advanced frequency control devices, including packaged quartz crystals and oscillators incorporating those crystals.

    An oscillator is a device that produces an electronic output signal of a specific frequency. In a quartz crystal based oscillator, an output signal is generated by applying an electric voltage to a quartz crystal. The application of an electric voltage to a quartz crystal causes the crystal to vibrate at a specific resonant frequency. The frequency at which a quartz crystal will vibrate is directly related to the thickness of the crystal. Quartz crystal based oscillators are well suited for use in frequency control devices because they produce stable and predictable frequencies when subjected to specific electrical voltages and are relatively insensitive to environmental conditions. These products enable higher precision in frequency management and timing or pulse control.

    Currently, our oscillator products operate at frequencies ranging from 32 kilohertz to 160 megahertz which constitute most of the frequencies that are now used in communications equipment. However, many of our products, through amplification or other means, are ultimately incorporated into those products that operate at frequencies in excess of 160 megahertz. Our products include oscillators that will create variable frequencies as well as oscillators that will produce the same frequency notwithstanding variations in temperature. The prices for our products range from $0.09 for basic packaged crystals to $98.18 for highly accurate temperature compensated crystal oscillators.

    Our products are employed in numerous applications within the communications industry, including:

    - Computer and Telephone network switches

    - Modems

    - Wireless transmitters/receivers

    - Digital signal processors

    - Multiplexers

    - Data recovery/regeneration devices

    - Repeaters

    - Data transceivers

    - Line interface devices

    - Base station controllers

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
    Our products are incorporated into end products that serve all elements of the communications industry, including:

    - Fiber Optic Long Haul--A fiber optic connection between widely separated data transmitting and receiving locations, such as from city to city, commonly known as a network backbone.

    - Fiber Optic Last Mile--The fiber optic connections between a network backbone and individual network users, such as between a local telephone office and an office building.

    - Fixed Wireless--The wireless connections between fixed information transmitting and receiving locations.

    - Mobile Wireless--The wireless connections between fixed and mobile information transmitting and receiving locations.

    - Copper Long Haul--A copper wire, including coaxial cable, network backbone.

    - Copper Last Mile--The copper wire connections between a network backbone and individual network users.

    The crystals and oscillators we sell for use in non-communications applications are used in industrial applications such as security systems, metering systems and industrial control systems as well as in various computer peripheral equipment such as printers, modems, monitors, video cards and sound cards. These non-communications applications do not require the quality and reliability demanded by manufacturers of communications equipment.

RESEARCH AND DEVELOPMENT

    At September 30, 2000, we employed 11 engineers and technicians in South Dakota who devoted most of their time to research and development. By
December 31, 2001, we intend to more than double the number of engineers and technicians who perform research and development. Our research and development expense was approximately $856,000 in 1999, $673,000 in 1998 and $778,000 in
1997. As part of our strategy, we intend to raise significantly our research and development spending through 2001. We will spend approximately $2 million on research and development during 2001.

CUSTOMERS

    We market and sell our frequency control devices primarily to:

    - original equipment manufacturers of communications equipment;

    - contract manufacturers for original equipment manufacturers; and

    - distributors who sell to original equipment manufacturers and contract manufacturers.

    Original equipment manufacturers who incorporate our products in their equipment include: ADC Telecommunications; Adtran, Inc.; Cirrus Logic; Cisco Systems; Ericsson; Lucent Technologies; Marconi Networks; Newbridge Networks; Nortel Networks and Paradyne. Our contract manufacturer customers include:
Celestica; Flextronics International; Jabil Circuit; SCI Systems and Solectron. Our distributor customers include: All American Semiconductor; Arrow Electronics; Avnet Sterling and Pioneer Standard Electronics.

    In 1999, Newbridge Networks accounted for approximately 12.4% of net sales. No other customer accounted for more than 10% of our 1999 revenues. In 1998, no customer accounted for more than 10% of our net sales. Sales to our ten largest customers accounted for approximately 60% of net sales for 1999, 1998 and 1997.

SALES AND MARKETING

    In order to focus our sales effort, earlier this year we reorganized our sales personnel. We now use key account representatives to foster the strongest possible sales relationship between us and our original equipment manufacturer customers. Our key account representatives have full access to our applications engineering group, enabling us to bring our best design and engineering support to the customer effectively and efficiently. This combination of relationship management and technical support is critical to achieving our goal of being designed into our customers' products. Working below our key account representatives is our network of manufacturers' representatives and inside sales representatives who service all of our customers. Our key account representatives serve as the contact person for the customers to whom they are assigned and ensure that we meet the global needs of those customers. Our key account representatives are also responsible for acquiring new customers. In addition to our key account representatives, we use our senior management team on a proactive basis to help build high level relationships with our high priority customers and to help penetrate new accounts.

    We work actively to sell our products through distributors and to contract manufacturers. These customers represent a growing part of our shipments as many of our target original equipment manufacturers continue to rely more heavily on the services and capabilities of these companies. We believe that these customer relationships also give us opportunities to grow our business outside of our focal markets. A portion of our sales management team focuses on these customers with the objective of rapidly growing our business in all applications and markets.

    Our international sales represented approximately 43%, 36% and 43% of our net sales for 1999, 1998 and 1997, respectively. In 1999, this consisted of approximately 19% from customers in Canada, 9% from customers in Asia, 6% from customers in Western Europe, 4% from customers in Mexico and 5% from other international customers. We are increasing our international sales efforts by adding distributors and manufacturers' representatives in Western Europe and Asia.

    Our website includes an online search engine that allows design engineers to choose from our products based on a menu of performance characteristics. We plan to expand the number of online resources available through out website for use by product design engineers and purchasing personnel. We also expect to upgrade our website generally, to help penetrate the design and engineering groups at our original equipment manufacturer customers and increase the site's customer service features.

BACKLOG

    We had backlog orders of approximately $13.2 million at September 30, 2000 compared with $6.1 million at September 30, 1999. We had backlog orders of approximately $6.9 million at December 31, 1999, compared with $3.6 million at December 31, 1998. We include as backlog those orders which are subject to specific production release orders under written contracts, verbal and written orders from distributors with which we have had long-standing relationships, as well as written purchase orders from sales representatives. Our customers may cancel or defer orders without significant penalty. We believe that substantially all of our backlog at September 30, 2000, will be shipped during the next six months. See "Risk Factors--Risks Related to Our Business--Our backlog may not result in future sales" for a discussion of risks associated with our backlog.

COMPETITION

    Frequency control devices are sold in a highly competitive industry. There are numerous domestic and international manufacturers who are capable of providing custom designed quartz crystals and oscillator modules comparable in quality and performance to our products. Our competitors include Vectron International (a division of Dover Corporation), CTS Corporation and Saronix. Some of our competitors currently offer products that operate at frequencies ranging up to 622 megahertz, frequencies that are increasingly being used in communications equipment. We do not operate in the same markets as high volume manufacturers of standard products; rather we focus on manufacturing lower volumes of custom designed frequency control devices. Many of our competitors and potential competitors have substantially greater financial, engineering, manufacturing and marketing resources than we do. We seek to manufacture custom designed, high performance crystals and oscillators, which we believe we can sell competitively based upon performance, quality, order response time and a high level of engineering support.

MANUFACTURING

    We have one manufacturing facility in Yankton, South Dakota, and have long-term relationships with two contract manufacturers in Asia. We maintain a rigorous quality control system and are an ISO 9001 qualified manufacturer.

    Our South Dakota facility has the capability to start with a plain piece of quartz and produce from that a packaged quartz crystal or a finished high performance oscillator. We have processes in place for sawing and lapping quartz and for high-vacuum metal deposition. In addition, we produce many of our own thick film coatings for ceramic substrate, and we have automated assembly and test systems for production of finished oscillators.

    In 1990, we established a working relationship with a contract manufacturer located in South Korea, and in 1994, we established a working relationship with a contract manufacturer located in the People's Republic of China. While we do not have written long term agreements with them, we believe that we are the largest customer for each of these contract suppliers and, as such, believe that from time to time we receive preferential treatment on production scheduling matters. We established, and we monitor and audit, the process control and quality control systems at our contract manufacturers to ensure quality and reliability. In order to serve our markets and maintain profitability, we review our manufacturing costs on a product-by-product basis to determine at which facility the product should be produced.

    We attempt to utilize standard parts and components that are available from multiple vendors located in the United States or internationally. Some components used in our products are available from only a limited number of sources. Despite the risks associated with purchasing components from single sources or from a limited number of sources, we have made the strategic decision to select single source or limited source suppliers in order to obtain higher quality goods and lower pricing, and to receive more timely delivery and maintain quality control.

INTELLECTUAL PROPERTY

    We hold one patent, but do not consider it to be critical to our business. We believe that our technological position depends primarily on the technical competence and creative ability of our engineering and technical staff in areas of product design and manufacturing processes as well as proprietary know how and information. We require our key personnel to execute confidentiality agreements.

    To the best of our knowledge, we are not infringing on the intellectual property rights of others. However, intellectual property rights are uncertain and involve complex legal and factual questions. It is possible that we may unknowingly be infringing on the intellectual property rights of others and may be liable for that infringement. See "Risk Factors--Risks Related to Our Business--Third parties may claim that we are infringing upon their intellectual property, and we could suffer significant litigation costs or licensing expenses or be prevented from selling our products."

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
FACILITIES

    Our operations are conducted through the following facilities:

                       APPROXIMATE
LOCATION               SQUARE FEET                       USES                       OWNED/LEASED
--------               -----------   ---------------------------------------------  ------------
Yankton, South Dakota     16,000     Principal executive and corporate office,        Leased
                                     sales office
Yankton, South Dakota     35,000     Research and development, manufacturing and       Owned
                                     assembly and training
Hong Kong, China           1,000     Sales office                                     Leased

    The lease on our South Dakota office facility expires on September 30, 2003, with options to renew until 2006. We have committed to make capital expenditures of approximately $825,000 for the second half of 2000 to expand our production capacity at our owned facility.

LITIGATION

    From time to time, we have been involved in litigation. However, no such matters have been material to our business. We are not currently involved in any material litigation.

EMPLOYEES

    As of September 30, 2000, we employed 264 people, including 21 in engineering, 200 in manufacturing and quality assurance, 22 in customer service, technical support and customer training, 7 in sales and marketing, and 14 in administration. We also employ independent contractors and temporary employees. None of our employees is represented by a labor union, and we consider our employee relations to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

    Our executive officers, directors and key employees, and their ages as of August 31, 2000, were as follows:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Robert R. Zylstra.........................     52      President and Chief Executive Officer,
                                                       Director

David L. Rein, Sr.........................     56      Senior Vice President and Chief Financial
                                                       Officer

Robert J. Jenks...........................     48      Senior Vice President of Operations

John R. Kerg, Jr..........................     42      Vice President of Sales and Marketing

Gregory T. Rogers.........................     40      Vice President of Engineering

Jeffrey A. Kocak..........................     38      Director of Quality Systems

Kwok Sun Leung............................     51      Managing Director, M-tron Industries,
                                                       Limited, Hong Kong

Anthony J. Santoro(1)(2)..................     58      Chairman of the Board of Directors

E. Val Cerutti(1)(2)......................     60      Director

------------------------

(1) Member of our Audit Committee.

(2) Member of our Compensation Committee.

    Executive officers are elected to serve in such capacities by the Board of Directors until the next annual meeting of the Board of Directors, or until their respective successors have been duly elected and qualified, or until their earlier death, resignation, disqualification or removal from office. There are no family relationships between any of our executive officers.

    ROBERT R. ZYLSTRA, our President and Chief Executive Officer and one of our directors, joined us in January of 2000. From July, 1997 to January, 2000,
Mr. Zylstra served as General Manager of Product Technologies and New Business Ventures with the Data Storage and Information Management Business of Imation Corp. In this role, he was charged with managing a mature business and growing a portfolio of assorted technologies into a major business. From 1994 to 1997, he served as Manufacturing Director for Imation's and 3M Corporation's Data Storage and Information Management Business. Prior to Imation's spin-off from 3M in 1996, Mr. Zylstra held a variety of domestic and international positions with 3M. He has an MS in mechanical engineering from the University of Iowa and a BS in mathematics and physics from Iowa State University.

    DAVID L. REIN, SR., our Chief Financial Officer, joined us in 1979. Prior to joining us, he served in various financial positions with NCR Corporation. He has an MBA from the University of Michigan and a BS from Lehigh University.

    ROBERT J. JENKS, our Senior Vice President of Operations, with responsibility for manufacturing and supply, joined us as a Technical Director in 1993. He became our Director of Operations in 1995 and has held his current position since 1997. Prior to joining us, Mr. Jenks served in various design and manufacturing positions with E.F. Johnson Company. He has a BS from North Dakota State University.

    JOHN R. KERG, JR., our Vice President of Sales and Marketing, joined us in April of 1999. Before joining us, Mr. Kerg served as Corporate Marketing Manager of Pioneer Standard Electronics, Inc.

from 1989 to 1999, and as Headend Microwave Technician for Cox
Communications, Inc. from 1982 to 1989. He has a BS in electrical engineering technology from ETI Technical College and an MBA from Cleveland State College.

    GREGORY T. ROGERS, our Vice President of Engineering, joined us in February of 1999 as Director of Engineering. He was promoted to Vice President of Engineering in June 2000. Prior to joining us, Mr. Rogers served as a contract engineer with General Electric Company from 1998 to 1999, and a production manager with Bliley Electric Company from 1995 to 1998. From 1986 to 1995, he held various positions with Murata Electronics, North America, Inc., most recently as Engineering Manager. He has a BS from Gannon University in electronical engineering technology and mechanical engineering technology.

    JEFFREY A. KOCAK, our Director of Quality Systems, joined us in 1988.
Mr. Kocak has held his current position since 1995, and from 1988 to 1995 held various quality assurance positions with us. Prior to joining us, Mr. Kocak served as an electronic technician and a senior electronic technician with Litton Microwave Systems. He has an Electronics Technology degree from Jackson Area Technical Institute.

    KWOK SUN LEUNG, Managing Director of our wholly owned Hong Kong subsidiary, M-tron Industries, Limited, joined us in October of 1993. Mr. Leung supervises our Hong Kong operations. Prior to joining us, Mr. Leung served as Regional Account Manager for Texas Instruments, Inc. from 1991 to 1993, as Factory Manager at PopBridge Manufacturing Co., Ltd., in China, from 1990 to 1991 and as a Regional Distribution Manager for Intel Semiconductor Ltd. from 1989 to 1990. Mr. Leung has a Diploma of Electronic Engineering from Hong Kong Polytechnic.

    ANTHONY J. SANTORO, our Chairman of the Board of Directors, joined us in December of 2000. He currently serves as Chancellor of Roger Williams University. From 1993 through 2000, he served as President of Roger Williams University. From 1992 through 1993, he served as Dean and Vice President of Roger Williams University School of Law.

    E. VAL CERUTTI, our Director, joined us in December of 2000. He has served as business consultant since 1992. From 1975 through 1992, he served as President and Chief Operating Officer of Stella D'oro Biscuit Co., Inc., a producer of bakery products. He also currently serves as a Director of Spinnaker Industries, Inc., The Gabelli Convertible Securities Fund and The Gabelli Gold Fund. Mr. Cerutti has also served as a director of the South Dakota corporation that was our predecessor since September, 1999.

COMPENSATION OF DIRECTORS

    Non-employee directors receive a cash retainer of $2,500.00 per quarter, a fee of $1,000.00 for each Board of Directors or committee meeting they attend in person and a fee of $1,000 for each Board of Directors or committee meeting attended by telephone, which lasts for at least 15 minutes. A director who is an employee of M-tron is not compensated for services as a member of the Board of Directors or any committee thereof. As described under "Benefit Plans-Stock Option Plan," non-employee directors also are eligible to receive stock options under our 2000 Stock Option Plan and currently receive options to purchase 5,000 shares of Class A common stock upon their initial election as a director. In addition, our initial non-employee directors, Messrs. Santoro and Cerutti, each received options to purchase an additional 5,000 shares, or an aggregate of 10,000 options, upon their initial election as directors.

BOARD COMMITTEES

AUDIT COMMITTEE

    The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the Audit Committee are Messrs. Santoro and Cerutti.

COMPENSATION COMMITTEE

    The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by us and also administers our stock option plan. The members of the Compensation Committee are Messrs. Santoro and Cerutti.

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to compensation we paid in 1997, 1998 and 1999 for services to us by our former chief executive officer and the two other highest-paid executive officers (sometimes called the "named executive officers") whose total salary and bonus for the year exceeded $100,000. Our former chief executive officer retired in January 2000 and Robert
R. Zylstra became our President and Chief Executive Officer. Mr. Zylstra was not previously an officer or employee, and does not appear in the following table.

                           SUMMARY COMPENSATION TABLE

                                                                            SECURITIES
                                                                            UNDERLYING      ALL OTHER
NAME & PRINCIPAL POSITION                    YEAR      SALARY     BONUS      SARS(1)     COMPENSATION(2)
-------------------------                  --------   --------   --------   ----------   ---------------
Martin J. Kiousis........................    1999     $114,479   $62,792      325,000         $3,572
President and Chief Executive Officer        1998      115,031    40,500            0          3,894
(retired in January 2000)                    1997      103,052    97,200            0          4,627

Robert J. Jenks..........................    1999      126,089    16,745      130,000            200
Vice President-Operations                    1998      119,194    10,800            0            200
                                             1997       76,206    19,100            0            200

David L. Rein, Sr........................    1999       89,586    16,745      130,000            200
Vice President and Chief Financial           1998       84,752    10,800            0            200
  Officer                                    1997       76,206    19,100            0            200

------------------------

(1) As discussed under the heading "Certain Transactions", as of January 1, 1999 Messrs. Kiousis, Jenks and Rein were awarded SAR interests in us equal to 5%, 2% and 2%, respectively. Such awards were not awards of a specific number of shares but, rather, were awards of a percentage interest in the appreciation of our book value. The amount shown under the heading "Securities Underlying SARs" in the above table is the amount of securities such percentage interests would have represented as of September 30, 2000.

(2) Reflects 401(k) plan contributions in the amount of $200 per year. Also reflects, in the case of Mr. Kiousis, the personal use of a company vehicle and the taxable portion of life insurance. Does not reflect profits realized by Messrs. Kiousis, Jenks and Rein on the buy-back of our stock, interest paid on the notes which we issued to them in connection with such buy back or additional consideration that we agreed to pay to them in connection with such buy-back. See "Certain Transactions-Stock Redemption and Note Issuance".

BENEFIT PLANS

    STOCK OPTION PLAN. We adopted and approved our 2000 Stock Option Plan to provide for grants of stock options to our employees, consultants, employees and consultants of our subsidiaries and our non-employee directors. Our stock option plan permits grants of incentive stock options meeting the requirements of
Section 422 of the Internal Revenue Code, and also nonqualified stock options that do not meet the requirements of Section 422. We have reserved 1,125,000 shares of our Class A common stock for issuance upon exercise of options granted under our stock option plan. The maximum number of shares that may be subject to options granted to any participant under our stock option plan in any fiscal year is 500,000. Options may not be granted under our stock option plan after
      , 2010. We currently grant non-employee directors options to purchase 5,000 shares of Class A common stock upon their election as directors. In addition, as discussed above under the heading "Management--Compensation of Directors," Messrs. Santoro and Cerutti were granted options to purchase an additional 5,000 shares upon their initial election. Effective as of the consummation of this offering, we intend to grant options to purchase an aggregate of 574,000 shares of Class A common stock, with an exercise price equal to the subscription price. Of the total grants, our executive officers and key employees are expected to receive the following grants:

                                                              NUMBER OF SHARES
NAME                                                         UNDERLYING OPTIONS
----                                                         ------------------
Robert R. Zylstra..........................................         225,000
David L. Rein, Sr..........................................          50,000
Robert J. Jenks............................................          50,000
John R. Kerg, Jr...........................................          30,000
Gregory T. Rogers..........................................          30,000
Jeffrey A. Kocak...........................................          10,000

    The options to be issued to our executive officers and key employees as of the consummation of this offering will vest as follows: 75% of such options will vest on the third anniversary of the date of grant and the final 25% will vest on the fourth anniversary of the date of grant.

    Our stock option plan will generally be administered by a committee of our Board of Directors consisting of two or more non-employee directors; however, our Board of Directors will be responsible for actions pertaining to grants of options to non-employee directors. If no committee is selected, our stock option plan will be administered by our Board of Directors.

    We may not grant incentive stock options at exercise prices less than the fair-market value of our Class A common stock on the date of grant, or, for an option granted to a person holding more than 10% of our voting stock, at less than 110% of such fair-market value. The exercise price of non-qualified options granted to employees and consultants will be determined by the committee of our Board of Directors that administers our stock option plan or our Board of Directors if no such committee has been established. The exercise price of non-qualified stock options granted to non-employee directors will be determined by our Board of Directors. An optionee exercising an option may pay the exercise price in cash. If approved by the committee, or our Board of Directors with respect to options granted to a non-employee director, an optionee may pay the exercise price with previously acquired shares of our common stock that the optionee has held for six months or longer or through a cashless exercise of such option.

    An optionee who leaves us because of death, disability or retirement will have all of his or her options outstanding vest immediately, and have three months to exercise his or her options in the case of retirement and one year to exercise his or her options in the case of death or disability, unless otherwise determined by the committee. If an optionee's employment or service with us is terminated for any reason other than death, disability or retirement, all of his or her options will immediately terminate, unless otherwise determined by the committee. Options may not be transferred other than by will or the laws of descent and distribution and may be exercised during the lifetime of an optionee only by the optionee. The term of each option, which is fixed at the date of grant, may not exceed ten years from the date the option is granted, except that an incentive option granted to a person holding more than 10% of our voting stock may be exercisable only for five years. Options may be made exercisable in whole or in installments at dates specified at the time of grant. In the event of a change in control, all options will automatically become fully exercisable unless the committee determines prior to a change in control that the option will be honored or assumed or new rights substituted immediately following the change in control.

    Our Board of Directors may at any time amend, suspend or terminate our stock option plan and may amend the terms of any outstanding option, except that no amendment, suspension or termination may impair the rights of the optionees as they relate to outstanding options unless such amendment, suspension or termination is made to comply with applicable law, stock exchange rules or intended accounting treatment. However, no amendment will be made to our stock option plan without the approval of our stockholders to the extent such approval is required by law or stock exchange rules.

    The grant of an option will create no tax consequences for the optionee or us. Upon exercising an option, other than an incentive stock option, the optionee will generally recognize ordinary income equal to the difference between the exercise price and the fair market value of the shares acquired on the date of exercise and we generally will be entitled to a tax deduction in the same amount. An optionee generally will not recognize taxable income upon exercising an incentive stock option and we will not be entitled to any tax deduction with respect to an incentive stock option if the optionee holds the shares for the applicable periods specified in the Internal Revenue Code.

    401(K) PLAN. All of our employees are eligible to participate in the Lynch Corporation 401(k) Savings Plan after having completed one year of service, as defined in the plan, and having reached the age of 18.

    The Lynch Corporation 401(k) Savings Plan permits our employees to make contributions by deferring a portion of their compensation. Participating employees also share in contributions made by their respective employers. The annual mandatory employer contribution to each participant's account is equal to 25% of the first $800 of the participant's contribution. In addition, the employer may make a discretionary contribution of up to 75% of the first $800 of the participant's contribution. We intend to seek the adoption of changes to Lynch's 401(k) plan that will, among other changes, enhance our employer contributions with respect to our employees, early in 2001. A participant's interest in both employee and employer contributions and earnings thereupon are fully vested at all times.

    Employee and employer contributions are invested in guaranteed investment contracts, mutual funds or common stock of Lynch, as determined by the participants. With respect to the individuals listed in the Summary Compensation Table, each of Messrs. Jenks and Rein deferred $10,000 under the Lynch Corporation 401(k) Savings Plan during 1999, which amounts have been included for each such individual in the 1999 Summary Compensation Table.

    BONUS PLAN. We have in place a discretionary bonus plan that is based upon an objective measure of corporate performance and on subjective evaluation of individual performance for its executive officers and other key personnel. The plan provides for an annual bonus pool equal to between 25% and 35% of the amount by which our consolidated earnings before taxes for the calendar year exceed 20% of our average controllable capital employed in the business during the year. Before any amount is allocated to the bonus pool, however, our 2000 earnings before income taxes must exceed the level attained in 1999. For 2000 approximately 50 employees are participants in the plan. The Board of Directors may take into consideration other factors and circumstances in determining the amount of the bonus pool and awarding bonuses such as progress toward achievement of strategic goals and qualitative aspects of management performance. We had similar plans in effect in 1999 and 1998. The total bonuses paid to named executive officers for 1999 and 1998 were $96,282 and $62,100, respectively. Our Board of Directors will review and implement a bonus program for 2001. However, there can be no assurances that it will mirror the current program.

    EMPLOYMENT AGREEMENTS. We have entered into an employment agreement with Robert R. Zylstra, our President and Chief Executive Officer, which terminates in January 2002. The agreement provides for an initial salary of $175,000 per year, plus participation in our bonus program. Mr. Zylstra's bonus for 2000 will be not less than $100,000 if we meet our 2000 plan target for earnings before interest, tax, depreciation and amortization. In addition, Mr. Zylstra's employment agreement provides that (1) upon the consummation of this offering, he will be entitled to receive an option to purchase 225,000 shares of our Class A common stock at the subscription price and (2) on each of the first three anniversaries of the consummation of this offering he will be entitled to receive an option to purchase 75,000 shares of our Class A common stock at the then current fair market value provided that in the immediately preceding year our return on equity was at least 18%. Any options issued to Mr. Zylstra pursuant to the terms and conditions of his employment agreement will vest as follows: 75% of such options will vest on the third anniversary of the date of grant and the final 25% will vest on the fourth anniversary of the date of grant. Mr. Zylstra has agreed that he will not compete with us for a period of two years after termination of his employment with us and that he will maintain the confidentiality of information concerning our business and affairs.

    As of January 1, 1998, Robert Jenks entered into a three year employment agreement to act as our Senior Vice President of Operations with primary responsibility for manufacturing, operations and engineering. Mr. Jenks' employment agreement provides for a base salary of not less than $120,000 per year plus participation in our bonus plan. Mr. Jenks also agreed that he will not compete with us for a period of two years after termination of his employment with us and will maintain confidential information as to our business and affairs.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to us regarding the beneficial ownership of our common stock as of September, 2000, and as adjusted to reflect the sale of shares offered by the prospectus for:

    - each executive officer;

    - each of our directors;

    - all directors and executive officers as a group; and

    - each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

                                              SHARES BENEFICIALLY OWNED              SHARES BENEFICIALLY OWNED
                                                 BEFORE THE OFFERING                     AFTER THE OFFERING
                                         ------------------------------------   ------------------------------------
                                                                PERCENTAGE OF                          PERCENTAGE OF
                                                                TOTAL VOTING                           TOTAL VOTING
NAME AND ADDRESS                         CLASS A     CLASS B        POWER       CLASS A     CLASS B        POWER
----------------                         --------   ---------   -------------   --------   ---------   -------------
DIRECTORS AND EXECUTIVE OFFICERS
All Executive Officers and Directors as
  a group (5 persons)..................      0              0           0          (1)            (1)        (1)

PRINCIPAL STOCKHOLDER
Lynch Corporation(2) ..................      0      6,500,000       100.0%          0      6,500,000         97%
401 Theodore Fremd Avenue Rye,
  New York 10580
Mario J. Gabelli(2) ...................      0      6,500,000       100.0%          0      6,500,000         97%
401 Theodore Fremd Avenue Rye,
  New York 10580

------------------------

(1) The number of shares beneficially owned by all executive officers and directors as a group after the offering will depend upon whether any of our executive officers and directors purchases shares pursuant to this offering. Effective as of the consummation of this offering, we will award each of the executive officers and directors in the group in this table options to purchase shares of Class A common stock at an exercise price equal to the subscription price. The number of shares underlying each executive officer's options is not included in this table since the options are not exercisable within 60 days of the date of this prospectus.

(2) Reflects shares held indirectly by Lynch through a wholly-owned subsidiary. Mario J. Gabelli, the Chairman of Lynch, may be deemed to beneficially own approximately 28.5% of the common stock of Lynch (including shares of Lynch held by a charitable foundation of which Mr. Gabelli is a trustee and a limited partnership in which Mr. Gabelli is the general partner and has an approximate 6% interest). Mr. Gabelli disclaims beneficial ownership of the shares of our common stock held by Lynch through its subsidiary, as well as shares of Lynch held by the charitable foundation and, except for his ownership interest in the limited partnership, the shares held by the partnership. Mr. Gabelli has not advised us whether he intends to exercise any subscription rights he may receive as a shareholder of Lynch or whether, if he does exercise his subscription rights, he intends to exercise his over-subscription privilege.

    Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any common stock. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based upon 6,500,000 shares of Class B common stock outstanding as of the date of the Separation, and 1,006,790 shares of Class A common stock and 6,500,000 shares of Class B common stock outstanding after completion of this offering, assuming full exercise of all subscription rights.

                              CERTAIN TRANSACTIONS

STOCK REDEMPTION AND NOTE ISSUANCE

    As of January 1, 1999, we purchased from Messrs. Kiousis, Jenks and Rein shares of stock held by them in our company equal to 5%, 2% and 2% of our then outstanding stock, respectively, all of which had been sold to them prior to January 1997, except for a 2% interest that was sold to Mr. Jenks and a 1% interest that was sold to Mr. Rein, each in January 1998. The aggregate purchase price that was paid to these executives for their stock was $416,269, which was equal to the book value of the repurchased stock at that time. If our capitalization at the time the shares were purchased had been the same as our capitalization as of September 30, 2000, we would have purchased from Messrs. Kiousis, Jenks and Rein 325,000, 130,000 and 130,000 shares, respectively, at a per-share purchase price of $.71. Of the purchase price for the shares repurchased from Messrs. Kiousis, Jenks and Rein, $117,925 was paid to us by the executives to satisfy loans that had been made by us to these executives to finance their purchase of their stock. The loan made to Mr. Jenks bore interest at the rate of 6% per annum and was the only loan the amount of which exceeded $60,000 during 1999. The maximum amount outstanding in 1999 under the loan to Mr. Jenks was $78,616. The amount outstanding when Mr. Jenks' loan was repaid was $78,616. We issued promissory notes to the executives for the remaining balance of $298,344, in the following principal amounts: Mr. Kiousis, $237,229; Mr. Jenks, $10,904; and Mr. Rein, $50,211. Interest on the notes is payable quarterly at 10% per annum with principal installments payable annually beginning January 2000 through maturity in January 2002. To date, we have made payments of $114,660.70, $5,279.26 and $24,368.66 to Messrs. Kiousis, Jenks and Rein, respectively, pursuant to the notes.

    In connection with the purchase of shares described above, we granted each of Messrs. Kiousis, Jenks and Rein the right to receive additional consideration in an amount equal to the product of (a) the increase in our book value between the date of grant and the date of exercise of their right, multiplied by (b) a percentage, which was equal to the percentage of our stock that had been owned by such executives prior to the buy-back that is described above. As noted above, that percentage was 5% in the case of Mr. Kiousis, and 2% in the case of each of Messrs. Rein and Jenks. Each executive's right to receive such consideration was to vest at varying rates from January 1, 1999 through January 1, 2001.

    Mr. Kiousis was paid $53,324 at the time of his resignation in January 2000, in full settlement of his right to receive such additional consideration. Effective as of the consummation of this offering, we will pay Messrs. Jenks and Rein cash settlement payments in full settlement of their rights to receive such additional consideration. As of September 30, 2000, such cash settlement payments would have been $54,000 each. In addition, if Lynch were to sell a majority of its stock interest in us prior to January 1, 2009, in one or a series of transactions, each of Messrs. Jenks and Rein, assuming that they were then employed by us, would be entitled to receive from us a contingent payment equal to 2% of the excess of the value of Lynch's stock interest in us, determined on the basis of the weighted average per share price paid to Lynch, over the book value of that interest immediately prior to the consummation of this offering. We may pay this amount, at our option, in cash or our stock. Thus, by way of illustration, if Lynch were to sell a majority of its stock interest in M-tron in 2001 at a per share price of $7.50, we would be obligated to pay each of Messrs. Jenks and Rein approximately $875,000 of additional compensation in 2001, thereby resulting in a one-time after-tax reduction in net income for that year of $1,155,000 (using our book value as of June 30, 2000 and assuming an effective tax rate of 34%). A distribution by Lynch to its shareholders of its shares of Class B common stock would not give rise to any right to receive the above-described contingent payment.

MANAGEMENT FEE; DIVIDEND

    We paid Lynch a fee of $100,000 in the aggregate for management services provided to us by Lynch in 1999 and we expect to pay Lynch the same amount on an annualized basis in 2000. The management fee was determined by Lynch based principally upon Lynch's estimate of its corporate overhead costs, which it allocates among its subsidiaries. In our opinion, these charges are reasonable in light of the services provided. For a discussion of the management fee, see
Note 1, Basis of Presentation, to our combined financial statements appearing elsewhere in this Prospectus. See also, "Arrangements Between Us and Lynch." We also expect to make a payment of $1.5 million to Lynch in respect of a previously declared dividend upon consummation of the offering.

CASH ADVANCE FROM LYNCH

    In January of 1999, Lynch made a cash advance to us in the amount of $117,925. This amount is shown on our balance sheet as "due to parent."

                       ARRANGEMENTS BETWEEN US AND LYNCH

    We have provided below a summary description of the separation agreement and the assignment and assumption agreement executed by Lynch and us. This description, which summarizes the material terms of the agreements, is not complete. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

SEPARATION AGREEMENT

    The separation agreement contains the key provisions relating to our becoming a public company.

    THE SEPARATION.  We will become a public company at the closing of this
offering. As previously noted, on             , 2000, we became the successor to
a South Dakota corporation that transferred all of its assets and liabilities to us, other than its investment in another corporation that is engaged in a different line of business than ours, in connection with a reorganization of certain subsidiaries and affiliates of Lynch. The separation agreement sets forth various interim and ongoing relationships between Lynch and us, including matters relating to:

    - taxes;

    - management services;

    - directors and officers insurance; and

    - securities matters relating to a spin-off or other offering.

    COVENANTS BETWEEN US AND LYNCH. In addition to the documents that transferred to us our predecessor's assets and liabilities, other than its investment in another corporation, we have agreed with Lynch for Lynch to provide management advisory and oversight services to us, and we have agreed to exchange information, engage in auditing practices and resolve disputes in particular ways. We have not entered into any non-competition agreements with Lynch.

    MANAGEMENT SERVICES. Lynch will provide to us management advisory and oversight services, including strategic, merger and acquisition, and financial services, essentially on the same basis as it has provided such services to us in the past. These services will be provided for a fee equal to $100,000 per annum, plus out-of-pocket expenses. During the first nine months of 2000, Lynch provided advice and assistance to us in connection with the hiring of Robert R. Zylstra, our President and Chief Executive Officer. In addition, Lynch provided advice and assistance in connection with strategic planning, evaluation and prioritization of capital expenditures, evaluation of potential acquisitions and this offering. We expect that Lynch will continue to provide advice and assistance on these matters for the remainder of 2000. The dollar amount of this fee will increase over time by at least the percentage increase in the consumer price index. In addition, the fee may be increased by more than the percentage increase in the consumer price index if the amount of services to be provided to us by Lynch increases substantially, provided that we and Lynch must agree on the amount of any increase. The management services agreement would terminate if Lynch were to cease to own a majority of the voting power of our common stock.

    TAX MATTERS. The separation agreement allocates responsibilities for tax matters between us and Lynch. In general, the agreement provides that while we are a member of Lynch's consolidated group, we must pay to Lynch the same amount that we would have paid in taxes to the Internal Revenue Service if we had not been a member of Lynch's consolidated group. The agreement also provides for compensation or reimbursement as appropriate, in the event that we were to cease being a member of Lynch's consolidated group, to reflect redeterminations after we ceased being a member of Lynch's consolidated group of our tax liability for periods during which we were a member of Lynch's consolidated group.

    The separation agreement also requires us to indemnify Lynch for any taxes that might become payable by it or its subsidiaries in certain circumstances, including if Lynch were to distribute its Class B common stock to its stockholders and some other entity thereafter acquired a controlling interest in us which had the effect of causing the distribution not to qualify for tax-free treatment to Lynch. Lynch must indemnify us for any taxes that were attributable to itself or its other subsidiaries for all periods during which we are a member of Lynch's consolidated group, as well as for any taxes that might result if the reorganization of certain of Lynch's subsidiaries and affiliates that immediately preceded the Separation was not tax-free or if any distribution by Lynch of its Class B common stock to its stockholders were not tax-free, other than by reason of the subsequent acquisition of a controlling interest in us by another entity.

    The indemnity obligations of Lynch and us include any interest and penalties on taxes.

    Each member of a consolidated group for United States federal income tax purposes is jointly and severally liable for the group's federal income tax liability. Accordingly, we could be required to pay a deficiency in the group's federal income tax liability for a period during which we are a member of the group even if the separation agreement allocates that liability to Lynch or another member.

    The separation agreement also assigns responsibilities for administrative matters, in the event that we cease being a member of Lynch's consolidated group, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings.

    EMPLOYEE MATTERS. All of our eligible employees will continue to participate in the Lynch Corporation 401(k) Savings Plan, as described under "Management-Benefit Plans-401(k) Plan" after the public offering.

    INFORMATION EXCHANGE; AUDITING PRACTICES. We and Lynch have agreed to share information with each other, for a variety of purposes, unless the sharing would be commercially detrimental. Also, so long as Lynch is required to consolidate our results of operations and financial position, we have agreed to various procedures to ensure that auditing of our respective financial statements is facilitated, including our agreement not to select a different independent accounting firm from that used by Lynch without Lynch's consent and our mutual agreement to notify each other of any change in accounting principles.

    DISPUTE RESOLUTION. If problems arise between us and Lynch, which cannot be resolved, the parties will resort to binding arbitration.

    GENERAL RELEASE OF PRE-SEPARATION CLAIMS. In the separation agreement, subject to specified exceptions, we released Lynch and its affiliates, agents, successors and assigns, and Lynch released us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the transfer of assets and liabilities to us, this offering and the distribution. This provision does not impair either party's enforcement of the separation agreement or any ancillary agreement or arrangement.

    INDEMNIFICATION. In general, we have agreed to indemnify Lynch and its affiliates, agents, successors and assigns from all liabilities, including environmental liabilities, arising from our business or any of our contracts. Lynch has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities that are attributable to any of Lynch's subsidiaries and affiliates, other than those of our predecessor.

    These indemnification provisions do not apply to amounts collected under insurance policies.

    LIABILITY ARISING FROM THIS PROSPECTUS. We will bear any liability arising from any untrue statement of a material fact or any omission of a material fact in this prospectus.

    INSURANCE MATTERS. The separation agreement also contains provisions governing our directors and officers insurance from the separation date until Lynch ceases to own a majority of the voting power of our common stock. In general, we agree to reimburse Lynch for our allocable portion, to be determined by negotiation, of premium expenses related to this insurance coverage during this period.

    EXPENSES. All of the out-of-pocket costs and expenses related to this offering, as well as the costs and expenses related to the transfer of assets and liabilities to us, will be borne by us.

ASSIGNMENT AND ASSUMPTION AGREEMENT

    As previously noted, we are the successor to a South Dakota corporation that transferred all of its assets and liabilities to us, other than its investment in another corporation, in connection with a reorganization of some of the subsidiaries and affiliates of Lynch. The assignment and assumption agreement transferred to us the assets and liabilities that we received and assumed from our predecessor. We have been, and our predecessor was, operated in all material respects as a free-standing subsidiary of Lynch, and we own, lease or license the assets used in our business.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Our authorized capital stock consists of 25,000,000 shares of common stock, of which 12,000,000 shares are Class A common stock and 13,000,000 shares are Class B common stock, and 1,000,000 shares of preferred stock. All shares have a par value of $.01 solely for the purpose of a statute or regulation imposing a tax or fee based upon our capitalization. As of the date of this Prospectus, we had 6,500,000 shares of Class B common stock issued and outstanding. No shares of Class A common stock or preferred stock were outstanding.

COMMON STOCK

    The holders of our common stock:

    - have equal ratable rights to dividends from funds legally available, when, as and if declared by our Board of Directors; and

    - are entitled to share ratably in all our assets available for distribution to holders of our common stock upon liquidation, dissolution or winding up of our affairs.

    The holders of our Class A common stock are entitled to one vote per share on all matters that stockholders may vote on at all meetings of stockholders. The holder of our Class B common stock, Lynch, is entitled to five votes per share on all matters that stockholders may vote on at all meetings of stockholders. Any shares of Class B common stock that are distributed by Lynch to the holders of its common stock will convert into an equal number of shares of Class A common stock which has one vote per share five years after the date of such distribution unless Lynch, in its sole discretion, accelerates the date of such conversion. Prior to such conversion, any shares of Class B common stock that are distributed by Lynch to its shareholders will continue to have five votes per share. Any shares of Class B common stock that are transferred by Lynch to an unaffiliated person or entity will convert into an equal number of shares of Class A common stock having one vote per share immediately upon the transfer of such shares to such entity or person which is not controlled by or is not under common control with Lynch. The Class B common stock has been given so-called super voting power so as to preserve Lynch's ability to distribute such common stock to its stockholders on a tax-free basis, which requires, among other things, that Lynch own stock having 80% of the voting power of all of our capital stock.

    All of the shares of our Class B common stock now outstanding are fully paid and nonassessable, and the shares of our Class A common stock to be issued upon completion of this offering will be fully paid and nonassessable. We have no redemption, sinking fund, conversion or preemptive rights with respect to the shares of our common stock. The holders of our common stock do not have cumulative voting rights. Subject to the rights of any future series or classes of capital stock, the holders of more than 51.5% of our outstanding shares of Class B common stock voting for the election of directors can elect all of our directors to be elected, if they so choose. In that event, the holders of the remaining shares, including the holders of shares of the Class A common stock, will not be able to elect any of our directors.

PREFERRED STOCK

    Our Board of Directors is authorized to issue shares of preferred stock in one or more classes or series and to fix the voting powers, designations, preferences and other special rights, and the qualifications, limitations and restrictions of each class or series, without any further vote or action of the stockholders. The issuance of any preferred stock could dilute the voting power or otherwise affect the rights of the holders of our common stock. The issuance of preferred stock could have the effect of acting as an anti-takeover device to delay or prevent a change in control of our company. There are no shares of preferred stock currently outstanding and we have no present plans to issue preferred stock.

POTENTIAL ANTI-TAKEOVER EFFECT OF DELAWARE LAW AND PROVISIONS OF OUR CHARTER
  DOCUMENTS

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless
(1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (3) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Our board of directors has resolved that
Section 203 shall not apply to a person or entity acquiring 15% or more of our voting stock directly from Lynch.

    LIMITATION ON DIRECTORS' LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS. Our Certificate of Incorporation contains provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or any transaction from which the director derived an improper personal benefit. Our By-laws contain provisions requiring the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers, but they may embolden our directors or officers to resist takeover attempts.

TRANSFER AGENT AND REGISTRAR

    Our transfer agent and registrar with respect to our Class A common stock will be American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon consummation of this offering, assuming all subscription rights are exercised, we will have 1,006,790 shares of Class A common stock outstanding and 6,500,000 shares of Class B common stock outstanding. Of these shares, the 1,006,790 shares of Class A common stock sold in this offering will be freely tradeable without restriction under the Securities Act except for any shares which may be acquired by an affiliate of us, as the term "affiliate" is defined in Rule 144 under the Securities Act of 1933, as amended. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as any of our significant stockholders.

    Other than the shares of Class A common stock issued in this offering, as of the closing of this offering no other shares of Class A common stock will be outstanding. Effective as of the consummation of this offering, we will issue options to purchase an aggregate of 574,000 shares of Class A common stock to our executive officers and employees and non-employee directors, but none of such options initially vest prior to the first anniversary of the closing of this offering. The shares of Class A common stock will be eligible for sale in the public market following this offering, subject to either registration under the Securities Act of 1933, as amended or compliance with the volume and manner of sale limitations and other requirements of Rule 144 under the Securities Act of 1933, as amended or pursuant to another exemption from the registration requirements of the Securities Act of 1933, as amended. If Lynch were to distribute its shares of its Class B common stock to its stockholders, such Class B shares would convert into an equal number of shares of Class A common stock five years after the date of such distribution unless Lynch, in its sole discretion, accelerated the date of such conversion. Any shares of Class B common stock that were transferred by Lynch to an unaffiliated person or entity would convert into an equal number of shares of Class A common stock having one vote per share immediately upon the transfer of such shares to such entity or person which was not controlled by or was not under common control with Lynch. We expect that shares of our common stock distributed to Lynch stockholders would be freely transferable, except for shares of common stock received by persons who may be deemed to be affiliates. Persons who are affiliates would be permitted to sell the shares of our common stock received by them in a distribution by Lynch only through registration under the Securities Act of 1933, as amended, or under an exemption from registration, such as the one provided by Rule 144. Shares of our common stock that were transferred by Lynch to an unaffiliated person would be deemed to be "restricted securities" as defined in Rule 144, as are the shares of Class B common stock that are now held by Lynch, and could not be sold other than through registration under the Securities Act of 1933, as amended or under an exemption from registration, such as the one provided by Rule 144.

    As of the date of this prospectus, we have 1,125,000 shares of Class A common stock reserved for issuance upon exercise of options granted or to be granted under our 2000 Stock Option Plan. We intend to file a registration statement on Form S-8 under the Securities Act of 1933, as amended covering all shares issuable upon the exercise of options under our 2000 Stock Option Plan. Upon the effectiveness of the registration statement on Form S-8, the shares will be immediately available for sale in the public market, subject to the terms of the related options (including vesting provisions). Sales of substantial amounts of our shares, or the prospect of such sales, could materially adversely affect the market price of our shares and our ability to raise capital through an offering of securities.

    Under Rule 144, as in effect on the date of this prospectus, once we have been a public company for at least 90 days, a person who has beneficially owned restricted securities, as that term is defined under Rule 144, for at least one year, will be entitled to sell in any three-month period a number of shares of Class A common stock that does not exceed the greater of

    - 1% of the then outstanding number of shares, or

    - the average weekly reported trading volume of our shares on all national securities exchanges and/or reported through the automated quotation system of a registered securities association, if applicable, during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC.

    Sales pursuant to Rule 144 are also subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), if at least two years have elapsed since restricted securities comprised of Class A common stock were acquired from us or an affiliate of ours, the holder of those shares is permitted to sell the shares without restriction, so long as the holder is not an affiliate of ours and has not been an affiliate for at least 90 days prior to the date of sale.

    Any of our employees, directors or consultants who purchased, or were awarded shares of Class A common stock or options to purchase shares of Class A common stock pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act of 1933, as amended, which permits stockholders to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, holders who are not affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144. Effective as of the date of the closing of this offering, we will have outstanding options to purchase 574,000 shares of our Class A common stock to our employees and directors. Pursuant to Rule 701, shares of Class A common stock issued upon exercise of these options will be available for sale in the public market beginning 90 days after the date of this prospectus, subject to any applicable lock-up agreements. However, such options will not initially vest prior to the first anniversary of the closing of this offering.

                        FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes the material Federal income tax consequences of the acquisition, ownership and exercise or lapse of a right and of the acquisition, ownership and disposition of the common stock that may be acquired on its exercise. This discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended, existing Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences described herein. This discussion is addressed to a person that will hold a right and the shares of our Class A common stock acquired on exercise of a right as a capital asset and that, for Federal income tax persons, is a U.S. citizen or resident or a domestic corporation, partnership, trust or estate. This summary does not purport to deal with all aspects of taxation that may be relevant to a particular person in light of his particular circumstances or to taxpayers subject to special treatment under the Federal income tax law, including financial institutions, broker-dealers, foreign persons or persons holding rights or shares of our Class A common stock as part of a straddle, "synthetic security" or other integrated investment, including a "conversion transaction".

    Neither we nor Lynch has obtained, or will obtain, a private letter ruling from the Internal Revenue Service with respect to any Federal income tax consequences of the rights distribution. We believe that the relevant material Federal income tax consequences will be as described below. However, no assurance can be provided that positions contrary to those described below will not be taken by the Internal Revenue Service or by a court.

RIGHTS TRANSFERRED TO HOLDERS OF SHARES OF LYNCH COMMON STOCK

    Rights transferred to a holder of shares of Lynch common stock will be subject to the Federal income tax rules applicable to investment options. Because we are part of Lynch's affiliated group, a transfer of the rights by us to a Lynch stockholder will be treated as a distribution of property by Lynch to such stockholder in an amount equal to the fair market value on the date of the distribution of the rights distributed. That distribution will be taxable, first, as a dividend to the extent of the current and/or accumulated earnings and profits, if any, of Lynch as of the end of the taxable year in which the distribution takes place which are attributable to the shares of Lynch common stock owned by that stockholder; second, as a non-taxable reduction of the stockholder's basis in his shares of Lynch common stock, on a share-by-share basis, to the extent thereof; and third, as gain recognized as though there had been a sale or exchange of Lynch common stock. A rights holder's basis in a right subject to these rules will be equal to its fair market value on the date of distribution, and his holding period in that right will begin on the day after the date of distribution.

    The portion of a distribution constituting a dividend will be eligible for the dividends received deduction otherwise generally available to a corporate holder of Lynch common stock. In the case of any corporate stockholder that has not held a share of Lynch common stock for more than two years on the distribution announcement date, the portion, if any, of the distribution taxable as a dividend will be subject to the provisions of Section 1059 of the Internal Revenue Code applicable to "extraordinary dividends" if the amount taxable as a dividend is at least 10% of the holder's basis in the share of Lynch common stock. Section 1059 sometimes aggregates dividends paid within specified time periods. If Section 1059applies to a corporate holder, the untaxed portion of the dividend (generally, the portion qualifying for the dividends received deduction), if any, will reduce the corporate holder's tax basis in its Lynch common stock, on a share-by-share basis, but not below zero, and any excess generally will be taxable as capital gain.

    A holder of rights will not recognize any gain or loss on exercise of the right. The rights holder's tax basis in our common stock acquired on exercise will be equal to the sum of the price paid for our common stock on exercise of the right and the rights holder's tax basis in the right exercised. The rights holder's holding period for the shares of our common stock acquired on exercise of a right will begin on the date of exercise.

    Upon a sale, exchange or other taxable disposition of a right, the rights holder will recognize capital gain or loss equal to the difference between the amount realized for the right and the rights holder's tax basis in the right. That gain or loss will be short-term capital gain or loss.

    If a holder of a right fails to exercise the right and it lapses unexercised, the rights holder will recognize a short-term capital loss, on the date the right expires, in an amount equal to the rights holder's tax basis in the right.

OUR COMMON STOCK

    The Federal income tax rules generally applicable to common stock will apply to the shares of our Class A common stock issued on exercise of a right. You will recognize gain or loss upon the sale of shares of our Class A common stock acquired by exercise of the rights in an amount equal to the difference between the amount realized from the sale and your tax basis in the shares. The gain or loss recognized will be long-term or short-term capital gain or loss, depending on whether you have held the shares for more than one year or for one year or less.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Information reporting by Lynch to the Internal Revenue Service will apply in respect of rights distributed in respect of our common stock.

                                 LEGAL MATTERS

    The validity of the rights that we are distributing and of the shares of Class A common stock offered by this prospectus will be passed upon for us by Finn Dixon & Herling LLP, Stamford, Connecticut.

                                    EXPERTS

    The financial statements and schedule of M-tron Industries, Inc. at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed a registration statement on Form S-1 with the SEC for the rights which we are distributing and for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

    You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                     INDEX TO COMBINED FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE

                                                                PAGE
                                                              --------
Report of Independent Auditors..............................    F-2

Combined Financial Statements of M-tron Industries, Inc.

Combined Balance Sheets as of December 31, 1998 and 1999 and
  September 30, 2000 (unaudited)............................    F-3

Combined Statements of Income for the years ended December
  31, 1997, 1998 and 1999 and the nine months ended
  September 30, 1999 (unaudited) and September 30, 2000
  (unaudited)...............................................    F-4

Combined Statements of Net Assets for the years ended
  December 31, 1997, 1998 and 1999 and the nine months ended
  September 30, 1999 (unaudited) and September 30, 2000
  (unaudited)...............................................    F-5

Combined Statements of Cash Flows for the years ended
  December 31, 1997, 1998, and 1999 and the nine months
  ended September 30, 1999 (unaudited) and September 30,
  2000 (unaudited)..........................................    F-6

Notes to Combined Financial Statements......................    F-7

Schedule II--Valuation and Qualifying Accounts..............    S-1

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
M-tron Industries, Inc.

    We have audited the accompanying combined balance sheets of the net assets and operations to be contributed to M-tron Industries, Inc. (see Note 1) as of December 31, 1999 and 1998, and the related combined statements of income, net assets and cash flows for each of the three years in the period ended
December 31, 1999. Our audits also included the financial statement schedule listed in Item 16(b). These financial statements and schedule are the responsibility of the management of M-tron Industries, Inc. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the combined financial position of the net assets and operations to be contributed to M-tron Industries, Inc. (see
Note 1) at December 31, 1999 and 1998, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Des Moines, Iowa
October 25, 2000

                            M-TRON INDUSTRIES, INC.

                            COMBINED BALANCE SHEETS

                                                               DECEMBER 31,
                                                         -------------------------   SEPTEMBER 30,
                                                            1998          1999           2000
                                                         -----------   -----------   -------------
                                                                                       UNAUDITED
ASSETS
Current assets:
  Cash.................................................  $     2,787   $   124,847    $   224,924
  Accounts receivable, less allowance for doubtful
    accounts of $39,000 in 1998, $47,000 in 1999 and
    $57,000 in 2000....................................    2,921,764     3,598,716      5,902,035
  Inventories..........................................    3,213,150     4,375,202      6,127,240
  Prepaid expenses and other...........................      134,825       123,868        352,528
  Deferred income taxes................................      192,387       220,100        302,960
                                                         -----------   -----------    -----------
Total current assets...................................    6,464,913     8,442,733     12,909,687
Deferred income taxes..................................           --            --         21,504
Property, plant, and equipment, at cost:
  Land.................................................       19,836        19,836         39,296
  Buildings and improvements...........................      997,232     1,174,244      1,174,244
  Machinery and equipment..............................    7,139,144     7,714,165      7,723,574
                                                         -----------   -----------    -----------
                                                           8,156,212     8,908,245      8,937,114
  Less accumulated depreciation........................   (5,723,178)   (6,410,674)    (6,424,940)
                                                         -----------   -----------    -----------
                                                           2,433,034     2,497,571      2,512,174
                                                         -----------   -----------    -----------
Total assets...........................................  $ 8,897,947   $10,940,304    $15,443,365
                                                         ===========   ===========    ===========
LIABILITIES AND NET ASSETS
Current liabilities:
  Accounts payable.....................................  $ 1,361,110   $ 1,420,814    $ 3,793,495
  Accrued bonuses......................................      108,058       134,538      1,181,064
  Other accrued expenses...............................      449,445       608,321      1,259,275
  Income tax payable...................................      271,847       144,637        714,262
  Demand note due to Parent............................           --            --      1,500,000
  Current portion of notes payable to related
    parties............................................           --        99,448         99,448
  Notes payable to bank................................    1,805,301     2,673,539        908,445
                                                         -----------   -----------    -----------
Total current liabilities..............................    3,995,761     5,081,297      9,455,989
Due to parent..........................................           --       117,925        117,925
Long-term notes payable to related parties, less
  current portion......................................           --       198,896         99,448
Deferred income taxes..................................      157,605       155,636             --
Commitments
Net assets.............................................    4,744,581     5,386,550      5,770,003
                                                         -----------   -----------    -----------
Total liabilities and net assets.......................  $ 8,897,947   $10,940,304    $15,443,365
                                                         ===========   ===========    ===========

                            SEE ACCOMPANYING NOTES.

                            M-TRON INDUSTRIES, INC.

                         COMBINED STATEMENTS OF INCOME

                                                                                         NINE MONTHS
                                                                                     ENDED SEPTEMBER 30,
                                                YEAR ENDED DECEMBER 31,                  (UNAUDITED)
                                        ---------------------------------------   -------------------------
                                           1997          1998          1999          1999          2000
                                        -----------   -----------   -----------   -----------   -----------
Net sales.............................  $22,828,387   $22,797,643   $26,467,152   $19,457,441   $29,382,971
Cost of products sold.................   16,862,108    16,815,682    19,337,833    14,057,588    20,534,763
                                        -----------   -----------   -----------   -----------   -----------
Gross profit..........................    5,966,279     5,981,961     7,129,319     5,399,853     8,848,208
Research and development expenses.....      778,460       673,427       855,592       630,477       674,921
Selling, general, and administrative
  expenses (including equity based
  compensation of $62,294 in 1999 and
  $25,076 and $516,000 for the nine
  months ended September 30, 1999 and
  September 30, 2000, respectively)...    3,577,335     3,880,096     4,490,677     3,334,510     5,295,665
                                        -----------   -----------   -----------   -----------   -----------
Operating income......................    1,610,484     1,428,438     1,783,050     1,434,865     2,877,622
Other expense (income):
  Interest expense....................      195,443       186,495       232,403       161,816        98,328
  Other...............................           --            --       (17,256)      (17,260)           --
                                        -----------   -----------   -----------   -----------   -----------
Income before income taxes............    1,415,041     1,241,943     1,567,903     1,290,310     2,779,294
Income tax expense....................      409,365       424,825       509,665       416,004       895,841
                                        -----------   -----------   -----------   -----------   -----------
Net income............................  $ 1,005,676   $   817,118   $ 1,058,238   $   874,306   $ 1,883,453
                                        ===========   ===========   ===========   ===========   ===========
Pro forma basic and diluted earnings
  per share...........................                              $       .15                 $       .27
                                        ===========   ===========   ===========   ===========   ===========
Weighted average shares used in
  computation.........................                                6,900,000                   6,900,000
                                        ===========   ===========   ===========   ===========   ===========

                            SEE ACCOMPANYING NOTES.

                            M-TRON INDUSTRIES, INC.

                       COMBINED STATEMENTS OF NET ASSETS

                                                                               NINE MONTHS ENDED
                                                                                 SEPTEMBER 30,
                                           YEAR ENDED DECEMBER 31,                (UNAUDITED)
                                     ------------------------------------   -----------------------
                                        1997         1998         1999         1999         2000
                                     ----------   ----------   ----------   ----------   ----------
Balance at beginning of period.....  $3,171,787   $3,927,463   $4,744,581   $4,744,581   $5,386,550
  Net income.......................   1,005,676      817,118    1,058,238      874,306    1,883,453
  Dividends........................    (250,000)          --           --           --   (1,500,000)
  Redemption of equity interests...          --           --     (416,269)    (416,269)          --
                                     ----------   ----------   ----------   ----------   ----------
Balance at end of period...........  $3,927,463   $4,744,581   $5,386,550   $5,618,887   $5,770,003
                                     ==========   ==========   ==========   ==========   ==========

                            SEE ACCOMPANYING NOTES.

                            M-TRON INDUSTRIES, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                     NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                            -----------------------------------   -----------------------
                                               1997        1998         1999         1999         2000
                                            ----------   ---------   ----------   ----------   ----------
                                                                                        (UNAUDITED)
OPERATING ACTIVITIES
Net income................................  $1,005,676   $ 817,118   $1,058,238   $  874,306   $1,883,453
Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities:
  Depreciation............................     589,221     645,431      739,601      528,905      586,778
  Deferred income taxes...................     (60,490)      5,466      (29,682)     (22,262)    (260,000)
  Changes in operating assets and
    liabilities:
    Accounts receivable...................    (371,023)   (231,838)    (676,952)    (607,327)  (2,303,319)
    Inventories...........................  (1,882,534)    337,164   (1,162,052)  (2,003,739)  (1,752,038)
    Prepaid expenses and other............       9,799      12,923       10,957      (65,632)    (228,660)
    Accounts payable......................     329,067    (253,969)      59,704      778,914    2,372,681
    Accrued bonuses and expenses..........     141,404    (153,372)     185,356      312,015    1,611,260
    Income taxes payable..................     340,488     (68,641)    (127,210)      27,564      601,849
                                            ----------   ---------   ----------   ----------   ----------
Net cash provided by (used in) operating
  activities..............................     101,608   1,110,282       57,960     (177,256)   2,566,004
INVESTING ACTIVITIES
Purchases of property, plant, and
  equipment...............................    (688,245)   (878,042)    (804,138)    (696,997)    (616,981)
Proceeds from sales of equipment..........       8,774          --           --           --       15,600
                                            ----------   ---------   ----------   ----------   ----------
Net cash used in investing activities.....    (679,471)   (878,042)    (804,138)    (696,997)    (601,381)
FINANCING ACTIVITIES
Payment of related party debt.............          --          --           --           --      (99,448)
Payments of long-term debt................    (247,693)    (94,355)          --           --           --
Net increase (decrease) in notes payable
  to bank.................................   1,121,151    (216,575)     868,238      887,875   (1,765,098)
Dividends paid............................    (250,000)         --           --           --           --
                                            ----------   ---------   ----------   ----------   ----------
Net cash provided by (used in) financing
  activities..............................     623,458    (310,930)     868,238      887,875   (1,864,546)
                                            ----------   ---------   ----------   ----------   ----------
Net (decrease) increase in cash...........      45,595     (78,690)     122,060       13,622      100,077
Cash at beginning of year.................      35,882      81,477        2,787        2,787      124,847
                                            ----------   ---------   ----------   ----------   ----------
Cash at end of period.....................  $   81,477   $   2,787   $  124,847   $   16,409   $  224,924
                                            ==========   =========   ==========   ==========   ==========
SUPPLEMENTAL DISCLOSURES
Interest paid in cash.....................  $  185,888   $ 191,246   $  217,053   $  148,356   $  121,228
Income taxes paid to parent...............  $   90,000   $ 488,000   $  644,792   $  389,792   $  500,000
Noncash financing activities:
  Notes issued to related parties for
    redemption of common stock............  $       --   $      --   $  298,344   $  298,344   $       --
  Unpaid dividend.........................  $       --   $      --   $       --   $       --   $1,500,000
  Payable to parent for redemption of
    common stock..........................  $       --   $      --   $  117,925   $       --   $       --

                            SEE ACCOMPANYING NOTES.

         M-TRON INDUSTRIES, INC. NOTES TO COMBINED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND

     NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

BACKGROUND

    M-tron Industries, Inc. (the "Company"), a Delaware corporation, is an indirect wholly-owned subsidiary of Lynch Corporation ("Lynch"). The Company was established in August 2000 for the purpose of succeeding to the business of M-tron Industries, Inc., ("M-tron South Dakota"), a South Dakota corporation, a wholly-owned subsidiary of Lynch. It is anticipated that in December 2000, all assets and liabilities related to the business that had previously been conducted by M-tron South Dakota will be received by the Company except for M-tron South Dakota's investment in 48% of the outstanding common stock of Spinnaker Industries, Inc. ("Spinnaker"). The Company was capitalized in
August 2000 with a $1,000 cash contribution from Lynch and has not engaged in any activity since its formation.

DESCRIPTION OF BUSINESS

    The Company manufactures and sells packaged quartz crystal frequency control devices to customers throughout the United States and internationally. The Company operates in one business segment for financial reporting purposes.

BASIS OF PRESENTATION

    The accompanying combined financial statements have been prepared using the historical basis of assets and liabilities and historical results of operations of M-tron South Dakota, including the accounts of M-tron Industries Limited ("M-tron Limited"), its wholly-owned foreign subsidiary, but excludes M-tron South Dakota's investment in Spinnaker. Significant intercompany accounts and transactions have been eliminated.

    The historical financial information presented herein reflects periods during which the Company did not operate as an independent public company. Such information, therefore, may not necessarily reflect the results of operations, financial condition or cash flows of the Company in the future or what they would have been had the Company been an independent public company during the reporting periods.

    Lynch has historically provided certain advisory and oversight services such as finance, cash management, legal, and human resources to its various business units. Lynch charges the Company $100,000 per year for these services based principally on Lynch's estimate of its corporate overhead costs allocated by Lynch among its subsidiaries (see Note 5). In the opinion of management, these charges are reasonable in light of the services provided; however, the costs of these services allocated to the Company are not necessarily indicative of the costs that would have been incurred by the Company on a stand-alone basis. As a result, the financial position, results of operations, and cash flows of the Company presented may not be fully indicative of what the financial position, results of operations, and cash flows would have been if the Company had operated on a stand-alone basis. It is likely that the Company's administrative expenses will increase as a result of additional financial reporting requirements, stock listing and transfer fees, directors' fees, insurance, compensation, and other costs associated with being a public company.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND

     NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (CONTINUED)
INTERIM FINANCIAL STATEMENTS (UNAUDITED)

    The interim financial information as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000 is unaudited. In the opinion of management, the information furnished in the unaudited interim combined financial statements reflects all adjustments necessary for a fair presentation of the financial position and results of operations as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTS RECEIVABLE AND CONCENTRATIONS OF CREDIT RISK

    The Company has certain concentrations of credit risk with respect to trade receivables (see Note 10). The Company performs initial and periodic credit evaluations of its customers, generally does not require collateral, and maintains allowances for potential credit losses.

INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for manufactured products and by the first-in, first-out (FIFO) method for purchased products.

PROPERTY, PLANT AND EQUIPMENT

    Depreciation of property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

Buildings...................................................  30-40 years
Leasehold improvements......................................  6-20 years
Machinery and equipment.....................................  5-7 years

REVENUE RECOGNITION

    The Company recognizes revenues at the time of shipment. The Company's sales of custom designed frequency control devices are final with no right of return after shipment. Certain of the Company's non-custom product sales to distributors are subject to returns in the normal course of the Company's business; however, the Company accrues for amounts related to product returns when probable and reasonably estimable.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND

     NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    The Company files a consolidated income tax return with Lynch. All income taxes reflected by the Company have been computed on a separate return basis. The Company follows the liability method of accounting for income taxes, under which deferred income tax assets and liabilities are determined based on the difference between financial reporting and income tax bases of assets and liabilities using the enacted marginal tax rates. Deferred income tax expense is based on the changes in the asset or liability from period to period. The current portion of deferred income taxes is determined based on the classification of the related asset or liability for financial reporting purposes. Temporary differences result primarily from depreciation, inventory valuation, certain reserves and accruals.

RESEARCH AND DEVELOPMENT

    Research and development costs are incurred to develop new and improved products. Research and development costs are charged to expense when incurred.

ADVERTISING

    The Company expenses advertising costs as incurred. Advertising expense was approximately $159,000 in 1997, $315,000 in 1998 and $235,000 in 1999 and
$174,000 and $165,000 for the nine months ended September 30, 1999 and September 30, 2000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial instruments primarily include accounts receivable, accounts payable and notes payable to related parties and bank. Management believes the fair value of accounts receivable and accounts payable approximate their carrying value in the balance sheet as of each balance sheet date due to the short term nature of these financial instruments. The fair value of the notes payable to related parties and the bank is estimated to approximate their carrying amount as of each balance sheet date. The fair value of the notes payable to related parties is estimated based on interest rates set using arms-length negotiations between the Company and the note holders. The fair value of notes payable to bank is estimated based on anticipated interest rates which management believes would currently be available to the Company for similar borrowings, taking into account the current credit risk of the Company and other market factors.

FOREIGN OPERATIONS

    The Company has operations in Hong Kong through its wholly-owned subsidiary, M-Tron Limited. The financial statements of M-Tron Limited are prepared using the U.S. dollar as its functional currency. The transactions of this operation that are denominated in foreign currencies have been remeasured in U.S. dollars, and any resulting gains or losses, are included in income.

NET ASSETS

    Net assets represents the net investment by Lynch and, for 1997 and 1998, by certain minority shareholders. The Company intends to pay a dividend of $1.5 million to Lynch (see Note 4). Payment of the dividend is to be in the form of a demand promissory note. The effect of the dividend has been

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND

     NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) retroactively reflected in the financial statements as of and for the nine months ended September 30, 2000.

EMERGING ACCOUNTING ISSUES

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended by SFAS No. 137 and SFAS No. 138) which will be effective in January 2001. SFAS No. 133 requires the Company to recognize all derivatives and the underlying hedged items as assets or liabilities on the balance sheet date and to measure them at fair value on the marked-to-market basis with the market value adjustments included in earnings. The Company does not expect SFAS
No. 133 to have a significant effect on the Company's earnings or financial position.

    In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101 Revenue Recognition in Financial Statements. SAB No. 101 requires the Company to recognize revenue when it is realized and earned which includes persuasive evidence of a sales agreement, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. Given the Company's current method of recognizing revenue, Company management believes that the Company's financial statements comply with SAB No. 101.

    In March 2000, the FASB issued FASB Interpretation No. 44 (FIN
44) Accounting for Certain Transactions involving Stock Compensation. This interpretation clarifies the application of Accounting Principles Board Opinion No. 25 for certain issues. The adoption of FIN 44 did not have a significant effect on the Company's earnings or financial position.

    The Company is not aware of any other accounting standards which have been issued that would require the Company to change current accounting policies or adopt new policies, in which the effect would be material to the combined financial statements.

                            M-TRON INDUSTRIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
     NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

3.  INVENTORIES

    Inventories are summarized as follows:

                                                        DECEMBER 31,         SEPTEMBER 30,
                                                   -----------------------   -------------
                                                      1998         1999          2000
                                                   ----------   ----------   -------------
Raw materials....................................  $  608,519   $1,296,033    $1,297,449
Work in process..................................     812,435      890,867     2,276,645
Finished goods...................................   2,022,374    2,444,923     2,809,767
                                                   ----------   ----------    ----------
                                                    3,443,328    4,631,823     6,383,861
Less LIFO reserve................................    (230,178)    (256,621)     (256,621)
                                                   ----------   ----------    ----------
                                                   $3,213,150   $4,375,202    $6,127,240
                                                   ==========   ==========    ==========

    Of the inventory values represented above, approximately 52.7%, 44.3% and 33.1% represents inventory accounted for under the FIFO method at December 31, 1998 and 1999 and September 30, 2000 respectively, and 47.3%, 55.7% and 66.9% under the LIFO method at December 31, 1998 and 1999 and September 30, 2000.

    The Company had reserves against excess and obsolete inventories of approximately $243,000, $183,000 and $213,000 at December 31, 1998 and 1999 and
September 30, 2000, respectively. These reserves are netted against the respective inventories summarized above.

    The Company enters into forward exchange contracts to purchase Japanese Yen to hedge certain firm purchase commitments denominated in Yen. The purpose of the Company's foreign currency-hedging activities is to protect the Company from the risk that the eventual dollar cash flows resulting from the purchase of inventories from international suppliers will be adversely affected by changes in exchange rates. At September 30, 2000 the Company had forward exchange contracts, all having maturities of 3 months or less, of $400,000. Gains or losses on these contracts are deferred and accounted for as part of the underlying transaction. The amount of deferred gains or losses were not material at September 30, 2000.

4.  NOTES PAYABLE TO BANK

                                                        DECEMBER 31,         SEPTEMBER 30,
                                                   -----------------------   -------------
                                                      1998         1999          2000
                                                   ----------   ----------   -------------
Notes payable to bank under:
  Revolving credit agreement.....................  $1,652,047   $2,575,936    $  833,383
  Overdraft agreement for subsidiary.............     153,254       97,603        75,062
                                                   ----------   ----------    ----------
                                                   $1,805,301   $2,673,539    $  908,445
                                                   ==========   ==========    ==========

    The revolving credit agreement matured in March 2000 and was renewed through May, 2001. Interest is payable monthly at a defined base rate (7.75%, 8.5% and 9.0% at December 31, 1998 and 1999 and September 30, 2000, respectively).

                            M-TRON INDUSTRIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
     NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

4.  NOTES PAYABLE TO BANK (CONTINUED)
    Borrowings under the revolving credit agreement are limited to the lesser of $3,700,000 or a defined borrowing base determined by eligible accounts receivable and inventories. Aggregate available borrowings at September 30, 2000 were approximately $2,400,000. The note is secured by substantially all assets of the Company. The revolving credit agreement requires the Company, among other things, to maintain a specified minimum tangible net worth ratio and prohibits the payments of cash dividends on capital stock in excess of 50% of earnings without prior approval from the lender. The $1.5 million dividend that the Company intends to pay to Lynch (see Note 2) has been approved by the Lender.

    The bank overdraft agreement with a foreign bank covers outstanding checks written by the foreign subsidiary. The overdraft is secured by a standby documentary letter of credit which expires April 2001 and is renewable annually thereafter. Interest is payable monthly on the bank overdraft agreement at a defined base rate plus 2% (12.25%, 10.75% and 11.5% at December 31, 1998 and 1999 and September 30, 2000, respectively).

5.  COMMITMENTS AND CONTINGENCIES

    The Company leases office buildings under operating leases with terms of 2 to 3 years. The Company expects that generally leases will be renewed under renewal options. Rental expense under these operating leases was approximately $78,000 in 1997, $74,000 in 1998 and $66,000 in 1999 and $51,000 and $46,000 in
the nine months ended September 30, 1999 and 2000, respectively.

    Minimum future rental commitments applicable to noncancellable operating leases at December 31, 1999 are as follows:

2000........................................................  $ 43,000
2001........................................................    27,000
2002........................................................    27,000
2003........................................................    20,000
                                                              --------
                                                              $117,000
                                                              ========

    During 1997, 1998 and 1999, the Company paid management fees to Lynch in the amount of $100,000. The Company paid management fees to Lynch of $75,000 in each of the nine months ended September 30, 1999 and 2000.

    The Company has committed to make capital expenditures of $275,000 for the remainder of 2000 to expand production capacity.

    The Company is involved in various legal proceedings of a nature considered normal to its business. The Company accrues for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. In management's opinion, the Company is not currently involved in any material litigation.

                            M-TRON INDUSTRIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
     NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

6.  INCOME TAXES

    The Company had U. S. and foreign income before income taxes as follows:

                                                                               NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                     ------------------------------------   -----------------------
                                        1997         1998         1999         1999         2000
                                     ----------   ----------   ----------   ----------   ----------
U. S...............................  $1,156,894   $1,223,867   $1,403,585   $1,156,518   $2,426,406
Foreign............................     258,147       18,076      164,318      133,792      352,888
                                     ----------   ----------   ----------   ----------   ----------
Total income before income taxes...  $1,415,041   $1,241,943   $1,567,903   $1,290,310   $2,779,294
                                     ==========   ==========   ==========   ==========   ==========

    Components of income tax expense are as follows:

                                                                              NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                           ------------------------------   ---------------------
                                             1997       1998       1999       1999        2000
                                           --------   --------   --------   --------   ----------
Current expense:
  Federal................................  $452,873   $416,286   $510,000   $422,531   $1,083,894
  Foreign................................    16,982      3,073     29,347     15,735       71,947
                                           --------   --------   --------   --------   ----------
Total current expense....................   469,855    419,359    539,347    438,266    1,155,841
Deferred expense (benefit):
  Federal................................   (60,490)     5,466    (29,682)   (22,262)    (260,000)
  Foreign................................        --         --         --         --           --
                                           --------   --------   --------   --------   ----------
                                            (60,490)     5,466    (29,682)   (22,262)    (260,000)
                                           --------   --------   --------   --------   ----------
                                           $409,365   $424,825   $509,665   $416,004   $  895,841
                                           ========   ========   ========   ========   ==========

    A reconciliation of income tax expense with the amount computed by applying the statutory federal income tax rate to pretax income is as follows:

                                                                              NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                            ------------------------------   -------------------
                                              1997       1998       1999       1999       2000
                                            --------   --------   --------   --------   --------
Amount based on federal statutory rate....  $481,000   $422,000   $533,000   $439,000   $945,000
Effect of foreign taxes...................   (71,635)     2,825    (23,335)   (22,996)   (49,159)
                                            --------   --------   --------   --------   --------
Income tax expense........................  $409,365   $424,825   $509,665   $416,004   $895,841
                                            ========   ========   ========   ========   ========

    The Company does not provide for U.S. income taxes on income of M-tron Limited as earnings of M-tron Limited are considered to be permanently reinvested and not subject to U.S. income taxes. Deferred income taxes on the cumulative permanently reinvested earnings of M-tron Limited are not determinable due to the various tax planning strategies of the Company and other factors.

                            M-TRON INDUSTRIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
     NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

6.  INCOME TAXES (CONTINUED)
    Components of deferred income taxes are as follows:

                                                                DECEMBER 31,        SEPTEMBER 30,
                                                            ---------------------   -------------
                                                              1998        1999          2000
                                                            ---------   ---------   -------------
Deferred income tax assets:
  Accruals and reserves--current..........................  $ 192,387   $ 220,100     $302,960
                                                            ---------   ---------     --------
  Deferred compensation--noncurrent.......................  $      --   $      --     $175,440
Deferred income tax liabilities--depreciation,
  noncurrent..............................................   (157,605)   (155,636)    (153,936)
                                                            ---------   ---------     --------
Net deferred tax asset (liability)--noncurrent............  $(157,605)  $(155,636)    $ 21,504
                                                            =========   =========     ========

    The approximate tax effect of each of the components of deferred income taxes is equivalent to the Company's effective federal tax rate.

7.  EMPLOYEE BENEFIT PLAN

    The Company participates in the Lynch 401(k) plan which covers substantially all the Company's employees meeting certain minimum service requirements. Under the terms of the plan, participants may contribute up to 15% of their salary to the plan and the Company will make a matching, nonelective contribution equal to 25% of the employee's first $800 contribution. The Company contributed $13,000 in 1997, $14,300 in 1998, $14,400 in 1999 and $10,800 in each of the nine months ended September 30, 1999 and 2000. In addition, the Company may elect to contribute an additional amount to the plan at the discretion of the Board of Directors (none in 1997, 1998, 1999 or for the nine months ended September 30, 1999 and 2000).

                            M-TRON INDUSTRIES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
     NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

8.  DEFERRED COMPENSATION

    In January 1999, concurrent with the redemption of the minority interests (see Note 9), the Company established a deferred compensation plan through which the former minority shareholders were awarded stock appreciation rights (SARs). The SARs vest at varying rates from January 1, 1999 through January 1, 2001. All SARs awarded under the program expire at the earlier of certain defined events or December 31, 2008. The SARs provide the employees a certain percentage, ranging from 2% to 5%, of the increase in the defined book value of the Company from December 31, 1998 through the exercise date of the award. Defined book value is equal to the net assets of the Company adjusted for imputed interest earned by the employees on their outstanding notes (see Note 9) and certain other charges. Vested amounts are payable at the holder's option in cash or in an equivalent amount of Lynch stock. In January 2000, the Company paid in cash the vested amount of a SAR owed to a former minority shareholder that retired. The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 and related interpretations (APB 25). Expense related to the SAR's was approximately $62,000 in 1999 and $25,000 and $95,000 for the nine months ended September 30, 1999 and 2000, respectively. The Company intends to settle such SAR's in cash upon the consummation of a rights offering.

    In addition to the benefits payable under the SARs, if Lynch were to sell a majority of its stock interest in the Company prior to January 1, 2009, in one or a series of transactions, the holders of the SARs, assuming that they are then employed by the Company, would be entitled to receive from the Company a contingent payment equal to an aggregate of 4% of the excess of the value of Lynch's stock interest in the Company, determined on the basis of the weighted average per share price paid to Lynch, over the book value of that interest immediately prior to the consummation of a rights offering. The Company may pay this amount, at its option, in cash or Company stock.

    Expense under the alternative fair value method of FASB Statement No. 123 would be equivalent to expense as determined by APB 25 and, accordingly, pro forma net income would not differ from amounts as reported.

    In January 2000, the Company entered into an employment agreement with its President through which the President may purchase shares of common stock of the Company equal to 3% of the outstanding shares of common stock immediately following an initial public offering ("IPO") of the Company's stock. The purchase price of such shares would be equal to 33 1/3% of the public offering price. The Company must complete an IPO prior to January 24, 2003 for the option to acquire shares to be in effect. In the event of an IPO, the Company would recognize compensation expense for the difference between the public offering price and the reduced purchase price under the employment agreement. In the event that the Company does not do an IPO by January 24, 2003, the President shall be entitled to additional compensation equal to 3% of the increase in the defined market value of the Company from January 1, 2000 through the end of the last fiscal quarter next preceding his termination. The Company recognized expense of $421,000 during the nine months ended September 30, 2000 for the additional compensation expected related to the increase in the defined market value of the Company.

                            M-TRON INDUSTRIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
     NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

9.  STOCK REDEMPTIONS AND NOTES PAYABLE TO RELATED PARTIES

    On January 1, 1999, the Company redeemed all of the equity interests held by the minority shareholders for an aggregate purchase price of $416,269 which was equal to the book value of the interests at that time. The Company recorded the redemption cost as a charge to the net assets. Of the redemption price, $117,925 was payable to Lynch for payment on shareholder loans outstanding. Notes payable were issued for the remaining balance of $298,344. Interest on the notes is payable quarterly at 10% with principal installments of $99,448 payable annually beginning January 2000 through the notes maturity in January 2002. The Company recorded approximately $22,000 and $15,000 of interest expense related to these notes in 1999 and for the nine months ended September 30, 2000, respectively.

10. CONCENTRATIONS

    Sales to the Company's ten largest customers accounted for approximately 60% of net sales in all periods presented. In 1999, the Company had sales to one customer that totaled approximately $3,300,000 or 12.4% of net sales. The amount receivable from this customer was approximately $547,000 and $657,000 at December 31, 1999 and September 30, 2000, respectively. There were no sales to a single customer that exceeded 10% of net sales in 1997 and 1998. The Company had sales to two customers that total approximately $4,439,000 or 22.8% of net sales in the nine months ended September 30, 1999 and sales to one customer that totaled approximately $2,920,000 or 10% of net sales in the nine months ended September 30, 2000. There were no material amounts due from a single customer at December 31, 1998.

    The majority of the Company's net sales in 1998 and 1999 and for the nine months ended September 30, 1999 and 2000 were to manufacturers of communications infrastructure equipment. Net sales to manufacturers of communications infrastructure equipment for 1997 could not be derived from the Company's accounting system.

    The Company purchases from outside suppliers and contract manufacturers that in certain cases are single or limited sources for key components that are needed to produce products. The inability of certain of these suppliers or manufacturers to supply components could ultimately affect the Company's ability to deliver products to its customers in a timely manner.

11. SEGMENT INFORMATION

    The Company is principally engaged in one business segment for reporting purposes which is the manufacturing and selling of quartz crystal frequency control devices. The Company has its corporate headquarters and manufacturing facilities in the United States and maintains a sales office in Hong Kong. The Company attributes sales to and revenues from customers in different geographic areas on the basis of the location of the customer. All of the Company's sales are denominated in U.S. dollars.

                            M-TRON INDUSTRIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
     NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

Net sales by customer location for the years ended December 31, 1998 and 1999 and the nine months ended September 30, 1999 and 2000 were as follows (in thousands):

                                                              YEAR ENDED         NINE MONTHS ENDED
                                                             DECEMBER 31,          SEPTEMBER 30,
                                                          -------------------   -------------------
                                                            1998       1999       1999       2000
                                                          --------   --------   --------   --------
Net sales:
  United States.........................................  $14,500    $15,200    $11,596    $15,777
  Canada................................................    3,400      5,100      3,901      5,775
  Asia..................................................    2,000      2,400      1,591      3,554
  Western Europe........................................    1,100      1,600      1,067      1,373
  All other.............................................    1,798      2,167      1,302      2,904
                                                          -------    -------    -------    -------
                                                          $22,798    $26,467    $19,457    $29,383
                                                          =======    =======    =======    =======

    Net sales by customer location for the year ended December 31, 1997 could not be derived from the Company's accounting system.

    The Company did not have significant long-lived assets located outside the United States at December 31, 1998 and 1999 and September 30, 2000.

12. SUBSEQUENT EVENT

    The Company is currently in the process of registering shares of its common stock for a rights offering. Effective upon the consummation of the rights offering, the Company intends to adopt a stock option plan and to reserve 1,125,000 shares of its common stock to provide for grants of stock options to certain employee and non-employee directors. No options have been granted. In addition, the Company and its President intend to enter into a modified employment agreement such that the President's rights to purchase shares of common stock of the Company equal to 3% of the outstanding shares of common stock immediately following an IPO of the Company's common stock will be terminated. The new employment agreement is expected to provide that (1) upon the consummation of a rights offering, the President will be entitled to receive an option to purchase 225,000 shares of the Company's common stock at the subscription price of the rights offering and (2) on each of the first three anniversaries of the consummation of the rights offering the President will be entitled to receive an option to purchase 75,000 shares of the Company's common stock at the current fair market value on the date of grant, provided that in the immediately preceding year the Company's return on equity was at least 18%. Any options issued to the President pursuant to the terms and conditions of his employment agreement will vest as follows: 75% of such options will vest on the third anniversary of the date of grant and the final 25% will vest on the fourth anniversary of the date of grant.

13. PRO FORMA EARNINGS PER SHARE

    Pro Forma earnings per share (basic and diluted) has been calculated assuming the issuance of 6,500,000 shares of Class B Common Stock to Lynch and the sale of 400,000 shares of Class A Common Stock (representing the number of shares required to be sold in the rights offering such that the net proceeds therefrom would be sufficient to pay the $1.5 million dividend to Lynch (see
Note 2)) assuming all shares are outstanding as of the beginning of the periods presented.

                            M-TRON INDUSTRIES, INC.
                 SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

                                           BALANCE AT    CHARGED TO                            BALANCE AT
                                          BEGINNING OF   COSTS AND      OTHER                     END
DESCRIPTION                                  PERIOD       EXPENSES    ADDITIONS   DEDUCTIONS   OF PERIOD
-----------                               ------------   ----------   ---------   ----------   ----------
Period ended September 30, 2000
  Allowance for doubtful accounts.......     $47,206       $10,000    $     --     $     --      $57,206
  Reserves for excess and obsolete
    inventories.........................     183,381        40,000          --      (10,000)     213,381
Period ended December 31, 1999
  Allowance for doubtful accounts.......      39,059         9,837          --       (1,690)      47,206
  Reserves for excess and obsolete
    inventories.........................     241,337       153,229          --     (211,185)     183,381
Period ended December 31, 1998
  Allowance for doubtful accounts.......      38,743        11,310          --      (10,994)      39,059
  Reserves for excess and obsolete
    inventories.........................     190,853        86,187          --      (35,703)     241,337
Period ended December 31, 1997
  Allowance for doubtful accounts.......      29,516        11,618          --       (2,391)      38,743
  Reserves for excess and obsolete
    inventories.........................      83,077       151,875          --      (44,099)     190,853

                                     M-TRON

    UNTIL       , 2000, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK,
WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses payable by us in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee........................................  $
Listing fee.................................................            *
Blue sky fees and expenses..................................            *
Printing and engraving expenses.............................            *
Legal fees and expenses.....................................            *
Accounting fees and expenses................................            *
Subscription Agent, transfer agent and registrar fees and
  expenses..................................................            *
Miscellaneous fees & expenses...............................            *
                                                              -----------
Total.......................................................  $         *
                                                              ===========

------------------------

*   To be provided by amendment.

    The Registrant will bear all of the foregoing and expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Pursuant to Section 102(b)(7) of the Delaware Corporation Law (the "DGCL"), the Registrant's Restated Certificate of Incorporation (the "Certificate of Incorporation") (filed as Exhibit 3.1 to this Registration Statement) eliminates the liability of the Registrant's directors to the Registrant or its stockholders, except for liabilities related to breach of duty of loyalty, actions not in good faith and certain other liabilities.

    Section 145 of the DGCL provides for indemnification by the Registrant of its directors and officers. In addition, the Registrant's Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to this Registration Statement) requires the Registrant to indemnify any current or former director or officer to the fullest extent permitted by the DGCL.

    All of the Registrant's directors and officers will be covered by insurance policies maintained by Lynch Corporation against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended. After the distribution described in the prospectus, the Registrant intends to obtain similar insurance policies for the benefit of its officers and directors.

ITEM 16. RECENT SALES OF UNREGISTERED SECURITIES.

    (a) Within the past three years, the Registrant has issued and sold the following securities:

        (1) On October 24, 2000, the Registrant issued 100 shares of its common stock to M-tron Industries, Inc., a South Dakota corporation ("M-tron South Dakota"), for an aggregate consideration of $1,000.

        (2) On             , 2000, upon filing of the Registrant's amended and
    restated certificate of incorporation, the shares of common stock held by
    M-tron South Dakota were exchanged for       shares of Class B common stock
    of the Registrant.

        (3) On             , 2000, the Registrant issued options to purchase an
    aggregate of   shares of Class A common stock to             of its
    executive officers and employees and non-employee directors, effective upon consummation of the offering contemplated hereby and with a per share exercise price equal to the initial public offering price in the offering.

    (b) All transactions described in Item 15(a) above were effected in reliance upon the exemption from the registration requirements of the Securities Act contained in Section 4(2) of the Securities Act on the basis that such transactions did not involve any public offering. The transactions described in
Item 15(a)(3) above were also effected in reliance upon the exemption from the registration requirements contained in Rule 701 promulgated under the Securities Act.

ITEM 17. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

EXHIBIT NO.                                DESCRIPTION OF EXHIBIT
-----------             ------------------------------------------------------------
        2.1             Form of Separation Agreement between Lynch and the
                        registrant

        2.2             Assignment and Assumption Agreement between Lynch and the
                        Registrant

        3.1             Amended and Restated Certificate of Incorporation of the
                        Registrant

        3.2             Restated By-laws of the Registrant

        4.1             Specimen of certificate of Class A common stock

        4.2             Form of Subscription Certificate

        4.3             Form of Subscription Agent Agreement between M-tron and
                        American Stock Transfer & Trust Company

        4.4             Form of Excluded Holder Transfer Form

        4.5             Form of International Holder Transfer Form

        4.6             Form of Nominee Holder Over-subscription Exercise Form

        5.*             Opinion of Finn Dixon & Herling LLP (including the consent of such firm) regarding legality of securities being offered

       10.1             2000 Stock Plan

       10.2 Form of 2000 Stock Plan Agreement for employees and consultants

       10.3             Form of 2000 Stock Plan Agreement for non-employee directors

       10.4             Employment Agreement with Robert R. Zylstra

       10.5             Employment Agreement with Robert Jenks

       10.6 Form of Agreement with David Rein relating to cash settlement of right to receive stock appreciation based consideration

       10.7 Form of Agreement with Robert Jenks relating to cash settlement of right to receive stock appreciation based consideration

       10.8 Amended and Restated Credit Agreement by and between the registrant and The First National Bank of Omaha

       10.9             Lease between J.R. Properties and the Registrant

       21.1             List of Subsidiaries

       23.1*            Consent of Finn Dixon & Herling LLP (included as part of its opinion filed as Exhibit 5 hereto)

EXHIBIT NO.                                DESCRIPTION OF EXHIBIT
-----------             ------------------------------------------------------------
       23.2             Consent of Ernst & Young LLP

       24               Powers of Attorney (included on page II-5)

       27.1             Financial Data Schedule

       99.1             Form of Letter to Lynch Shareholders

       99.2             Form of Instructions to Lynch Shareholders as to Use of
                        Subscription Certificates

       99.3             Form of Notice of Guaranteed Delivery for Subscription
                        Certificates and Transfer Forms

       99.4             Form of Letter to Securities Dealers, Commercial Banks,
                        Brokers, Trust Companies and Other Nominees

       99.5             Form of Broker Letter to Clients

       99.6             Form of Special Notice to Eligible Lynch Shareholders Whose
                        Addresses are Outside the United States

       99.7             Form of Special Notice to Eligible Lynch Shareholders Whose
                        Addresses are in Excluded States

       99.8             Form of Nominee Holder Certification Form

------------------------

*   To be filed by amendment.

    (b) Financial Statement Schedule

Valuation and Qualifying Accounts...........................    S-1

ITEM 18. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling person of the Registrant pursuant to the DGCL, the Certificate of Incorporation and By-laws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Securities Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes:

        1. To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        4   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yankton, State of South Dakota, on the 13th day of December, 2000.

                                             M-TRON INDUSTRIES, INC.

                                             By:             /s/ ROBERT R. ZYLSTRA
                                                  ------------------------------------------
                                                               Robert R. Zylstra
                                                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert R. Zylstra and Robert A. Hurwich, and each of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective statements), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                   SIGNATURE                                   TITLE                      DATE
                   ---------                                   -----                      ----

             /s/ ROBERT R. ZYLSTRA                President and Chief Executive
     --------------------------------------         Officer and Director            December 13, 2000
               Robert R. Zylstra                    (Principal Executive Officer)

                                                  Senior Vice President and Chief
             /s/ DAVID L. REIN, SR.                 Financial Officer (Principal
     --------------------------------------         Financing and Accounting        December 13, 2000
               David L. Rein, Sr.                   Officer)

             /s/ ANTHONY J. SANTORO
     --------------------------------------       Chairman of the Board of          December 13, 2000
               Anthony J. Santoro                   Directors

               /s/ E. VAL CERUTTI
     --------------------------------------       Director                          December 13, 2000
                 E. Val Cerutti